EXHIBIT 99.4

Annual Information Form, for the fiscal year ended March 31, 2004, dated July 23, 2004

ANORMED INC.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED MARCH 31, 2004

JULY 23, 2004

TABLE OF CONTENTS

                                                               PAGE

GENERAL DEVELOPMENT OF THE BUSINESS

1

Company Overview

1

Development of the Business

2

2003 Common Share Financing

2

2001 Common Share Financing

2

2000 Issue of Special Warrants

2

1999 Initial Public Offering

3

Private Placements

3

NARRATIVE DESCRIPTION OF THE BUSINESS

4

Knowledge Platform

4

Products in Development

4

Business Strategy

19

Corporate Partnerships

19

Research Collaborators

20

Prior Royalty Agreements

22

Intellectual Property

22

Competition

22

Product Approval Process

23

Process Development And Manufacturing

24

Human Resources

24

Facilities

25

RISK FACTORS

25

SELECTED FINANCIAL INFORMATION

29

DIVIDENDS AND DIVIDEND POLICY

29

MANAGEMENT'S DISCUSSION AND ANALYSIS AND FINANCIAL STATEMENTS

29

MARKET FOR SECURITIES

30

INCORPORATION

30

Board of Directors

32

Senior Management and Directors

36

Scientific Advisory Board

39

ADDITIONAL INFORMATION

40

GLOSSARY OF TERMS

1

Appendix A

1

ANORMED INC.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED MARCH 31, 2004

JULY 23, 2004

(All amounts are expressed in Canadian dollars unless otherwise indicated)

GENERAL DEVELOPMENT OF THE BUSINESS

Company Overview

AnorMED Inc. ("we", the "Company" or "AnorMED") is a biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of haematology, HIV and oncology. Our core strength involves the application of chemistry, biochemistry and biology to the discovery and development of small molecules (chemical compounds) with therapeutic potential. We have several products in our portfolio that are in various stages of clinical development. Our core products and programs include: AMD3100, AMD070 and a research program focused on a new class of drugs that target chemokine receptors, specifically the CXCR4 and CCR5 receptors. Additional products in our portfolio include FOSRENOLTM, NX473 and our HYNIC linker. We evaluate new product and program opportunities on an ongoing basis.

AMD3100 is an inhibitor of the CXCR4 receptor that is known to be involved in the signalling for the movement of white blood cells, and other cells of the immune system, throughout the body. AMD3100 is being evaluated in two indications: stem cell transplant and tissue repair.  Five Phase II trials of AMD3100 in stem cell transplant for cancer patients are ongoing. We plan to hold an End of Phase II meeting with the FDA in the last half of 2004 and initiate a Phase III program early in 2005. We also plan to initiate a proof of concept clinical study to evaluate the potential of AMD3100 in cardiac tissue repair.

We have an ongoing clinical program in HIV to evaluate AMD070 another CXCR4 inhibitor. It is our lead anti-HIV agent which started a Phase Ia trial in September 2003. A Phase Ib/IIa clinical trial is scheduled to begin in the fall of 2004. In addition, we are developing new compounds that target the CCR5 receptor as potential drug candidates for HIV.  In fiscal 2005 we plan to select a lead CCR5 inhibitor for clinical development.

Within our research and development program we continue to evaluate the potential of compounds targeting the CXCR4 receptor in oncology.

FOSRENOLTM (formerly Foznol and prior to that, Lambda), is exclusively licensed to Shire Pharmaceuticals Group plc.  In March 2004, we sold the global patent rights for FOSRENOL to Shire Pharmaceuticals Group, plc for milestones of up to U.S. $31 million. Shire received the first European approval for FOSRENOL in Sweden in March 2004.  In March of 2003, Shire received an approvable letter for FOSRENOL from the U.S. FDA and submitted additional requested data throughout 2004 that the FDA is currently reviewing.  Additional approvals and an E.U. market launch are anticipated over the next year.

NX473 (formerly AMD473 and prior to that, ZD0473) is a new platinum based anti-cancer agent (chemotherapy) that is active in a variety of tumor types.  In April 2004, we licensed NX473 to NeoRx Corporation.  NeoRx has plans to initiate clinical studies for NX473 in one or more cancer indications in 2005.

We have licensed our chemical linker technology, HYNIC, to North American Scientific, Inc., for use in their medical imaging agent HYNIC-Annexin V which is in Phase I and II clinical trials in the U.S. and Europe respectively. HYNIC, is also licensed to Bristol-Myers Squibb Medical Imaging, for its potential as a component in medical imaging and Solulink Inc. for its potential in other diagnostic applications. We also licensed Atiprimod to

Synergy Pharmaceuticals, Inc., a fully owned subsidiary of Callisto Pharmaceuticals Inc. to evaluate its potential as an anti-cancer agent.

Our common shares ("Common Shares") are listed for trading on The Toronto Stock Exchange under the symbol "AOM".  Our principal office is located at Suite 200, 20353 64th Avenue, Langley, British Columbia, V2Y 1N5, and our registered office is located at Suite 2100, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3G2.

Development of the Business

We were established in 1996 by Dr. Michael Abrams and a team of seven scientists who were members of the biomedical research group of Johnson Matthey plc (together with its affiliates, "JM") of London, U.K.  This group was dedicated to the discovery and preclinical development of metal-based pharmaceuticals. In 1995, JM decided to focus its pharmaceutical related business on core activities involving the development and production of  bulk drug species (active pharmaceutical ingredients). This decision provided our research team, led by Dr. Abrams, the opportunity to establish and lead an independent entity focused solely on the expansion of the drug discovery and development activities formerly undertaken by the biomedical research group of JM.

In December 1995, an agreement was negotiated between a group of Canadian venture capital investors and JM for the sale of the Biomedical Research Group in consideration of U.S.$10 million to AnorMED, which was incorporated in January 1996.  In June 1996, AnorMED acquired substantially all of the JM biomedical research group's portfolio of proprietary drug candidates then under in-house development and associated intellectual property that had been developed over the previous decade, seven of its key members including the pharmaceutical development management team and all of the related technical expertise (the "Biomedical Research Group").

No business was carried out from our incorporation until the closing of the acquisition of the Biomedical Research Group on June 28, 1996. The purchase price was satisfied by the issue of 5,000,000 Common Shares and share purchase warrants (the "Warrants") to purchase 1,250,000 Common Shares in accordance with an asset transfer agreement between ourselves and JM dated June 28, 1996 (the "Asset Transfer Agreement").  JM had no interest in our activities and operated at arm's length until after the completion of the sale of the Biomedical Research Group.

Concurrent with this acquisition, we completed a $19.8 million equity financing.  The cost of the acquisition was allocated to the identifiable assets acquired based on fair values.  At the time of this financing, we moved our base of operations, including several fully functional chemistry, analytical and biology laboratories from West Chester, Pennsylvania, U.S.A. to our present location in Langley, British Columbia, Canada.

2003 Common Share Financing

On December 23, 2003, we completed a public offering of 6,000,000 Common shares at a price of $4.90 per share for total gross proceeds of $29,400,000

2001 Common Share Financing

On February 6, 2001, we completed a public offering of 1,500,000 Common Shares at a price of $17.00 per share, for total gross proceeds of $25,500,000.

2000 Issue of Special Warrants

On February 11, 2000, we closed a private placement of 1,500,000 special warrants at a price of $14.00 per special warrant for gross proceeds of $21,000,000.  Each special warrant was exercisable for one Common Share for no additional consideration.  On March 22, 2000, we filed a long-form prospectus dated March 22, 2000 qualifying for distribution the Common Shares to be issued upon exercise or deemed exercise of the previously issued special warrants, and on March 31, 2000, the previously issued special warrants were deemed to have been exercised and we issued an additional 1,500,000 Common Shares

1999 Initial Public Offering

On March 5, 1999, we completed an initial public offering of 5,000,000 Common Shares in Canada at $6.10 per Common Share for total gross proceeds of $30,500,000.  Concurrently with the closing of the initial public offering, our Common Shares were listed on The Toronto Stock Exchange.  On April 9, 1999, we issued an additional 160,000 Common Shares for gross proceeds of $976,000 pursuant to the exercise by the underwriters of an over-allotment option granted under the initial public offering.

Private Placements1

During the fiscal year-ended March 31, 1998, we completed two private placements issuing 1,790,059 units for gross proceeds of $8,055,265.  Each unit consisted of one Common Share and one price protection warrant ("Price Protection Warrant").  Each Price Protection Warrant entitled the holder to acquire one additional Common Share for no additional consideration if we sold Common Shares for less than $4.50 per Common Share prior to or at an initial public offering of our Common Shares.  Upon the completion of our  initial public offering on March 5, 1999, all Price Protection Warrants expired.  On February 23, 1998, we repurchased 1,235,112 Common Shares from our existing shareholders and concurrently closed a private placement of 1,235,112 Common Shares, each at a price of $4.50 per Common Share. Also during fiscal 1998, we issued 718,750 Common Shares on the exercise of 2,875,000 Warrants on December 4, 17 and 24, 1997 at an issue price of U.S.$2.00 (CDN$2.86) per share for gross proceeds of $2,055,546, and issued 113,500 Common Shares to employees on June 27, 1997 at an issue price of U.S.$2.00 (CDN$2.74) per share under the terms of employment agreements entered into in the previous year for gross proceeds of $310,991.

During the year-ended March 31, 1999, we issued 12,000 Common Shares to an employee on June 1, 1998 at an issue price of $4.50 per share under the terms of an employment agreement entered into in October, 1997 for gross proceeds of $54,000, 2,000 Common Shares to an employee on January 26, 1999 at an issue price of U.S.$2.00 (CDN$3.09) per share upon the exercise of stock options for gross proceeds of $6,172 and 187,500 Common Shares on the exercise of 750,000 Warrants on December 21, 1998 at an issue price of U.S.$2.50 (CDN$3.88) per share for gross proceeds of $727,266.

During the year ended March 31, 2000, we issued an aggregate of 959,972 Common Shares on December 24 and 31, 1999, upon the exercise of outstanding Warrants at an issue price of U.S.$3.00 (approximately CDN$4.38) per share for gross proceeds of U.S.$2,879,916 (approximately CDN$4,205,330).  We also issued 7,916 Common Shares for gross proceeds of $25,000 as a result of the exercise of employee stock options and 6,383 Common Shares for gross proceeds of $31,000 pursuant to our Employee Share Purchase Plan during Fiscal 2000.

During the year ended March 31, 2001, we issued 162,165 Common Shares for gross proceeds of $586,466 as a result of the exercise of employee stock options and 5,146 Common Shares for gross proceeds of $59,072 pursuant to our Employee Share Purchase Plan.  In December 2000, we issued 847,646 common shares upon the exercise of outstanding warrants at an issue price of U.S.$3.50 (approximately CDN$5.33) per share for gross proceeds of U.S.$2,966,796 (approximately CDN$4,519,541).

During the year ended March 31, 2002, we issued 22,616 Common Shares for gross proceeds of $78,000 as a result of the exercise of employee stock options, and 87,277 Common Shares for gross proceeds of $273,000 pursuant to our Employee Share Purchase Plan.

During the year ended March 31, 2003, we issued 64,883 Common Shares for gross proceeds of $130,000 pursuant to the Employee Share Purchase Plan and 20,000 Common Shares to Clearview Venture Partners, L.L.C. at an issue price of $4.00 as consideration for certain consulting services.During the year ended March 31, 2004, we issued 11,300 Common Shares for gross proceeds of $43,000 pursuant to the Employee Share Purchase Plan, and 7,000 Common Shares for gross proceeds of $21,000 as a result of the exercise of employee stock options.

1

The Canadian equivalent of the various U.S. issue prices referred to in this section are based on the exchange rate used by the Company at the time of the issue.

 NARRATIVE DESCRIPTION OF THE BUSINESS

Knowledge Platform

Our understanding of medicinal chemistry combined with our biological and pharmaceutical expertise support our activities to develop new product candidates for treating unmet medical needs. We have also built in-house facilities and developed the know how to vary the chemical structure of any class of compound and as a result modify its biological activity and pharmacological profile. We have published numerous scientific articles relating to our work and the resultant drug candidates. The value of both our capabilities and experience is validated by our current and previous partnerships with leading companies in their respective fields, such as AstraZeneca Pharmaceuticals Limited ("AstraZeneca"), Bristol-Myers Squibb Medical Imaging Inc. ("BMS MI") (formerly DuPont Pharmaceuticals), Shire Pharmaceuticals Group plc ("Shire" or "Shire Pharmaceuticals"), and NeoRx Corporation. See "Corporate Partnerships". This collective expertise drives our initiatives in the discovery and development of new pharmaceuticals.

Products in Development

We have a number of product candidates currently in clinical development, however the major focus of our business involves discovering and developing new chemical compounds with therapeutic potential. We are specifically focused on select chemokine receptors as targets for new drug discovery and development. We plan to spend significant resources on these core products and programs. We also have a number of additional candidates that we believe are assets to the Company that are partnered and in development.

Product Candidates	Disease Focus	Stage of Development(1)	Partner
CORE PRODUCTS & PROGRAMS
AMD3100: CXCR4 Inhibitor	Stem Cell Transplant	Phase II	Unpartnered
AMD3100: CXCR4 Inhibitor	Cardiac Tissue Repair	Preclinical	Unpartnered
AMD070: CXCR4 Inhibitor	HIV	Phase Ib/IIa	Unpartnered
CCR5 Inhibitors	HIV	Preclincal	Unpartnered
CXCR4 Inhibitors	Oncology	Early Preclinical	Unpartnered
ADDITIONAL PRODUCTS
FOSRENOLTM (formerly Foznol and Lambda)	Excess phosphate levels in kidney disease	Approved in Sweden; Additional approvals anticipated	Shire Pharmaceuticals
NX473	Cancer	Phase II (2)	NeoRx Corporation
HYNIC Linker	Medical imaging agent for prognosis and diagnosis of various diseases. Also veterinary use.	Phase I/II and Preclinical	North American Scientific; BMS MI; Solulink
Atiprimod	Oncology	Phase I/IIa	Synergy Pharmaceuticals

Notes:

(1)

For a description of the stages of development in the drug approval process. See "Narrative Description of Business - Product Approval Process".

(2)

NX473 (formerly AMD473 and ZD0473) was exclusively licensed to AstraZeneca between 1998 and 2001. AstraZeneca was responsible for all aspects of product development. As of February 2002 we retained all rights to the product, and subsequently exclusively licensed this drug candidate to NeoRx Corporation in April 2004.

Overview

Chemokines and their receptors are important to medicine and have been implicated in a number of diseases including HIV, inflammation and cancer. Chemokines are proteins produced in the body that regulate the development and migration of various cell types, such as white blood cells. Chemokine receptors are specialized proteins that function at the surface of cells, and enable chemokines to trigger an internal cellular process referred to as chemotaxis. Chemokine inhibitors block chemokine receptors, and can prevent this chemotaxis from occurring. For example, chemokines attract tumor cells to other organs forming metastases. Blocking the chemokine receptor can potentially prevent cancerous cells from being drawn into other organs. In rheumatoid arthritis, blocking the chemokine receptor potentially prevents white blood cells from infiltrating the joint as white blood cells are attracted to inflammed tissue areas by chemotaxis.  Chemokines are also one of the factors responsible for keeping white blood cells, including stem cells, in the bone marrow. Blocking the chemokine receptor mobilizes white blood cells. These cells then move into the blood. Once in the blood these cells can potentially be collected and may be administered to cancer patients whose white blood cells have been depleted due to radiation and chemotherapy.  In a more specific example, the CXCR4 or CCR5 chemokine receptors are used by the different strains of the human immunodeficiency virus (HIV) to infect the target cells. Blocking the CXCR4 or CCR5 receptors may potentially prevent the relevant HIV strains from entering and therefore infecting the target cells.

We believe chemokine inhibitors hold significant potential as new and potentially breakthrough drugs.  We have initiated a number of studies and are currently evaluating the potential of a number of chemokine receptor inhibitors in the areas of oncology, virology and inflammation. Our target receptors in this program are the CXCR4 and CCR5 receptors. Our lead CXCR4 chemokine inhibitor AMD3100, followed by AMD070, are described below.  We have a number of ongoing collaborations within these programs with the Rega Institute in Belgium, University of Copenhagen, University of Michigan and Indiana University at Indianapolis, among others.  See "Narrative Description of the Business - Research Collaborators".

AMD3100: A stem cell mobilizer with potential in stem cell transplant and tissue repair

Overview

AMD3100 is a stem cell mobilizer. We are evaluating it as a new agent in two indications. The first is stem cell transplant for cancer patients based on its potential to increase stem cells available for transplant, to improve overall transplantation procedure, and to potentially enhance patient outcome. The second indication we are evaluating is its potential role as a stem cell mobilizer in tissue repair. This is based on preclinical data from a heart attack model presented at the 2002 American Society of Hematology (ASH) conference, demonstrating that AMD3100 may play a role in mobilizing stem cells involved in the repair of tissue damage.  We plan to file an investigational new drug application in fiscal 2005 and initiate a proof of concept clinical study.  These programs are described below.

Stem cell transplant is used to restore the immune system of patients who have been treated for cancers involving the blood and immune system such as leukemias, multiple myeloma and lymphomas. Transplantation involves the collection of certain types of stem cells, specifically CD34+ cells. These cells are then re-administered to the patient after the cancer treatment.  The strongest predictor of success in transplantation, measured by the rapid and durable recovery of a patient's immune system, is the number of stem cells available for transplantation.

Approximately 50% of transplant patients have poor or sub-optimal mobilization of stem cells from the bone marrow into the bloodstream using Neupogen (G-CSF-granulocyte colony stimulating factor). Currently, there are no medical guidelines to predict which patients will respond poorly to G-CSF mobilization.  These patients may require additional mobilization and cell collection sessions (called apheresis) to achieve a sufficient number of stem cells for transplantation. Some patients, particularly those transplanted with a sub-optimal number of cells, experience a delayed recovery of their immune system. These patients are at greater risk for infection and may require additional days of antibiotics, blood transfusions and extended hospitalization.

Stem cells used to be collected from patients using an invasive procedure called bone marrow transplant where stem cells were directly collected from the bone marrow with a needle.  This technique is now being replaced by a new procedure called peripheral blood stem cell (PBSC) transplant. In this procedure, stem cells are collected from the circulating blood for transplantation. Prior to collection patients are given a growth factor (G-CSF) that causes stems cells in the body to multiply. The objective of this procedure is to get as many stems cells as possible into the circulating blood where they can be collected through apheresis. However, many stem cells remain locked up in the bone marrow and require more than one session of G-CSF and harvesting in order to collect a sufficient number of cells.

AMD3100 is an inhibitor of the CXCR4 chemokine receptor. The CXCR4 receptor is present on white blood cells and, among other functions, has been shown to play a key regulatory role in the trafficking and homing of human CD34+ stem cells in the bone marrow.

In March 2001, we initiated a Phase I clinical trial, using low doses of AMD3100, in healthy volunteers to study increases in white blood cell counts previously observed in the first AMD3100 trial. This program was initiated due to observations made in a concurrent clinical program of AMD3100 in HIV.  See "AMD070 - A new HIV Entry Inhibitor". This first trial was designed to determine precisely which populations of white blood cells, including possibly stem cells, are mobilized by AMD3100, and to investigate the mechanism of action responsible for this activity.

The Phase I studies in healthy volunteers indicate that a single injection of AMD3100 increases the number of stem cells by up to 15 fold times normal, in the circulating (peripheral) blood. Peak stem cell increases were observed six hours after injection and subsequently returned to normal levels.  This data was presented at the American Society of Hematology (ASH) Annual Meeting held December 2001.

AMD3100 was shown to mobilize stem cells, causing them to move out of the bone marrow and into the circulating blood.  When used in combination, AMD3100 and G-CSF work together to generate an increase in the number of circulating stem cells.  In this capacity, AMD3100 may enhance the stem cells available for collection as well as improve the transplantation procedure by reducing the number of times cells would have to be collected.

Additional results from Phase I studies in healthy volunteers were presented at the International Society of Hematology meeting in July 2002. Results confirmed that the increase in stem cells induced by AMD3100, given as a single subcutaneous injection, is dose-dependent and that AMD3100 enhances the effect of G-CSF, the standard agent used to mobilize stem cells for transplant in cancer patients. In addition, results from a second preclinical study also presented at the conference confirm that stem cells mobilized by AMD3100 alone in healthy volunteers can be collected and used to successfully re-establish a damaged immune system and function normally in preclinical models.

In September 2002, we initiated a new Phase I clinical trial in up to 24 cancer patients with multiple myeloma ("MM") and non-Hodgkins lymphoma ("NHL") to determine the safety and stem cell mobilization activity of AMD3100.  As in AnorMED's previous Phase I studies in healthy volunteers, AMD3100 was administered subcutaneously at doses previously determined to be safe. Positive data from this study was presented at the 8th Congress of the European Hematology Association, described below.

In December 2002 we initiated the first Phase II clinical trial to evaluate the potential of AMD3100 as a new agent for stem cell transplantation in cancer patients. In this study, AMD3100 is administered in combination with G-CSF in up to 24 patients with multiple myeloma and non-Hodgkin's lymphoma (NHL). The objective of this study is to determine if patients who are given AMD3100 plus G-CSF, compared to G-CSF alone, have more stem cells available for transplantation. This study also evaluated the number of apheresis collections needed to obtain the target number of stem cells required for transplantation as well as the number of days it takes for stem cells to re-engraft in patients who are mobilized with AMD3100 plus G-CSF compared to G-CSF alone.  Positive data from this study was presented at the 2003 American Society of Hematology Meeting, described below.  Recruitment for this trial is complete and final results will be presented in 2005 at an appropriate venue.

Based on encouraging data from ongoing studies we initiated a second Phase II trial in up to 20 patients with multiple myeloma who have previously failed to mobilize an adequate number of stem cells required for transplantation. This commenced in May 2003. In this study, AMD3100 is given in combination with G-CSF and will be evaluated based on its ability to increase the stem cells available for transplant, improve the overall transplantation procedure, and potentially enhance the patient outcome. Positive interim data from this trial was presented at the 2004 American Society of Clinical Oncology Meeting , described below

Based on positive data we have initiated three additional Phase II trials in a small number of cancer patients to confirm that AMD3100 administered in combination with the standard agent increases stem cells in different patient populations and improves the overall procedure.  Results from these trials will be presented at the American Society of Hematology meeting in December 2004.

In June 2003, we presented Phase I study results from AMD3100 in cancer patients at the 8th Congress of the European Hematology Association.  New results from a total of thirteen multiple myeloma and non-Hodgkin's lymphoma patients, confirm that AMD3100 administered alone mobilizes stem cells. The significance of this result is that previous studies have been in healthy volunteers not cancer patients. This data confirmed that AMD3100 administered alone can mobilize stem cells in cancer patients.  As a result of prior chemotherapy, mobilization in cancer patients can be more difficult than mobilization in healthy subjects. AMD3100 was administered at doses previously determined to be safe. Following the single subcutaneous injection, a rapid and statistically significant increase in the total number of stem cells was observed at four and six hours after administration.  AMD3100 was well tolerated in cancer patients.

In July 2003, we received Orphan Drug designation for AMD3100 from the FDA. Orphan drug designation may be granted for a drug which is intended to treat a disease for which there are 200,000 or less cases per year in the United States, or may be granted if there are more than 200,000 cases per year provided that it can be shown that the costs to develop the drug are greater than the anticipated revenue following commercialization.  The designation is given to the drug in combination with its indication.

There are a number of benefits associated with orphan drug designation.  Having this designation allows us to apply for grants to fund both nonclinical and clinical studies.  Grants are available from both the NIH and the FDA.  At the time of the marketing application, the required user fee, currently U.S. $533,000 for a New Drug submission, is waived for orphan drugs. In addition, annual establishment and product fees (U.S. $150,000 per year) are also waived for orphan drugs.  As the sponsor company of an orphan drug we are eligible for tax credits equal to 50% of the total clinical trial costs in the U.S.  Once an orphan drug has received marketing approval from the FDA, it is given seven years exclusivity, which means that the FDA will not approve another drug, with the same mechanism of action, for the same indication, for a seven year period.  Exceptions to this occur if we, as the sponsor company, were unable to manufacture enough drug to meet marketing demands, or if another company demonstrates the superiority of another drug in terms of improved efficacy and/or safety profiles.

In December 2003, we presented Phase II results from AMD3100 in cancer patients at the American Society of Hematology Conference.  The results from this study show AMD3100 in combination with G-CSF is a superior stem cell mobilization regimen compared to G-CSF alone based on its ability to successfully mobilize patients who failed in the G-CSF arm, the reduction in aphereses days, and the yield of stem cells collected per day of apheresis.

This Phase II trial was conducted at multiple centers in the United States and enrolled 25 cancer patients with either multiple myeloma or non-Hodgkin's lymphoma. The objective of this study is to determine if patients who are given AMD3100 plus G-CSF, compared to G-CSF alone, have more stem cells available for transplantation. This study also evaluated the number of apheresis collections needed to obtain the target number of stem cells required for transplantation. In addition, this study evaluated the number of days it takes for stem cells to re-engraft in patients who are mobilized with AMD3100 plus G-CSF compared to G-CSF alone.  We expect the study will be completed by the end of 2004.

Interim results from the study show all 19 patients mobilized with a regimen of G-CSF plus AMD3100 collected enough cells for transplantation compared to 12 out of 19 of the same patients receiving a mobilization regimen of G-CSF alone.  Fourteen of nineteen 14/19 patients (74%) achieved the optimal number of cells (5 x 106 /Kg) with G-CSF plus AMD3100 mobilization compared to 6/19 (32%) receiving G-CSF alone.

A "poor mobilizer" is defined as a patient who fails to collect the minimum number of cells required for transplantation (2 x 106/Kg) using a mobilization regimen of G-CSF alone.  AMD3100 plus G-CSF helped seven poor mobilizer patients to collect a transplantable number of cells.  In addition, 3 patients classified as poor mobilizers collected the optimal number of cells when mobilized with AMD3100 plus G-CSF.

As well, using the G-CSF plus AMD3100 mobilization regimen, more patients achieved the optimal number of cells (5 x 106/Kg) or the minimum number of cells (2 x 106/Kg) within two aphereses than the same group of patients receiving G-CSF alone.

Also in the AMD3100 plus G-CSF arm 17 out of 19 patients collected a transplantable number of cells in 2 aphereses compared to 12 out of 19 in the G-CSF arm alone.

In May 2004, we presented results from our second Phase II results from AMD3100 in cancer patients at the American Society of Clinical Oncology Conference. The data reported, from our second Phase II study of AMD3100, involved 10 multiple myeloma patients who had previously received chemotherapy to treat their disease, and also subsequently failed to collect an adequate number of cells for a tandem transplant. The study was conducted at the Myeloma Institute for Research and Therapy, University of Arkansas for Medical Sciences, Little Rock, AR. At this institute the standard of care for tandem transplantation in myeloma patients requires greater than 5 million CD34+ cells/kg; at least 2 million CD34+ cells/kg for the first transplant and 3 million CD34+ cells/kg for the second transplant.  The objective of the study was to evaluate the safety of AMD3100 in combination with G-CSF in this subset of myeloma patients and determine if myeloma cells were mobilized when AMD3100 was included in the mobilization regimen. The study also evaluated whether a mobilization regimen with AMD3100 allowed these patients to collect an adequate number of stem cells for a tandem transplant.   To date, 6 of 10 patients have been transplanted, 3 of whom had a tandem transplant. In all 10 patients AMD3100 was generally well-tolerated. No myeloma cells were identified in any of the AMD3100 collections.

At the 2003 American Heart Association (AHA) conference, a group from the Ottawa Heart Institute reported that increasing the number of stem cells in circulation in heart attack patients, after a heart attack, led to improvements in heart function.   Our preclinical data, reported at ASH2002 and AHA 2003 Conferences and, shows that AMD3100 improves heart tissue and function when administered following a heart attack. Combined, these results support further evaluation of AMD3100 as a potential stem cell agent to help repair damaged heart tissue in patients who have had a heart attack.  We plan to initiate this clinical program in 2005.

Based on the positive data from ongoing studies we plan to complete our Phase II program in stem cell transplant and prepare for an end of Phase II meeting with the FDA.  Plans to initiate a Phase III program for AMD3100 as a new agent in stem cell transplantation in cancer patients in calendar year 2005 are underway.

Market

The use of PBSC is increasing in some cancers for a number of reasons including: an overall increase use of autologous stem cell transplants (stem cell donor is the patient) for certain indications as well as a shift towards use in older patients, increase in the number of allogenic stem cell transplants (healthy donor's stem cells are transplanted into patient), increased donor availability, and continued adoption of PBSC in all recipient groups.

This market is segmented into procedures for allogenic transplants and procedures for autologous transplants. However, for both allo-and autotransplants, the proportion of recipients aged > 40 years continues to increase.  This may reflect advances in supportive care with a resultant decrease in transplant-related toxicity and the increased application of transplantation to diseases affecting older patients (e.g. multiple myeloma).  Patients aged > 50 years now account for more than 10% of allograft recipients and 50% of autograft recipients.

The International Bone Marrow Transplant Registry (IBMTR)/Autologous Blood and Marrow Transplant Registry (ABMTR) estimate(s) that approximately 45,000 blood or marrow transplants are performed worldwide in 2002.1 Based on these numbers and sales estimates from use of G-CSF and other agents in stem cell transplant we estimate a potential market for the use of AMD3100 in the stem cell transplant to be approximately U.S. $100M.

Autologous: Donor is the Patient - Over 95% of autotransplants in adults and 85% in children and adolescents use hematopoietic progenitor cells collected from blood. The remainder use bone marrow alone or in combination with cells collected. The most common types of cancer involving autotransplants included Non-Hodgkin's lymphoma, Multiple Myeloma and Hodgkin's disease. While autologous stem cell transplants for the treatment of breast cancer have declined from 1998 to 2000 due to lack of efficacy of high dose chemotherapy, strong growth appears to continue in indications such as multiple myeloma where PBSC transplants are considered the therapy of choice.  In the 1970s, the median age of a transplant recipient was 17 years compared to the median age of 44 from 1995 to 1997.2 53% of autograft recipients are now older than 50 years.1 This is important as most of the cancers employing PBSC are characterized by onset later in life.

Allogenic: Donor to Patient - Traditionally allogeneic transplants used bone marrow grafts.  However, from 1999-2002 there was a steady increase in use of peripheral blood stem cells; this is now the predominant type of graft used in adults. The majority of these transplants were done to treat leukemia, although the use for other indications such as lymphomas has continued to grow. The percentage of allografts using PBSC as opposed to bone marrow transplants also continues to grow, as the use of peripheral blood has been associated with quicker engraftment and recovery. Since 1997, a rapidly growing number of allotransplants have been carried out using non-myeloablative or reduced intensity conditioning regimens. Compared to traditional myeloablative transplants, non-myeloablative transplants are more likely to use peripheral blood stem cell grafts. Recipients of non-myeloablative transplants also tend to be older than recipients of traditional regimens.1

References:

1.

Summary Slides 2003, Loberiza, F. IBMTR/ASBMTR newsletter. Volume 10(1) November 2003

2.

Transplant Registries: Guiding Clinical Decisions and Improving Outcomes, Horowitz, Mary et al. Oncology. May 2001.

New HIV Entry Inhibitors - AMD070 & New Compounds targeting CXCR4 and CCR5

Overview

CXCR4 and another chemokine receptor CCR5, are involved in HIV infection.  In order to enter and infect cells, HIV must bind to either the CXCR4 or CCR5 chemokine receptor. Different strains of HIV prefer one receptor or the other, or may use either receptor to infect cells. An infected individual may harbor different levels of both CXCR4 and CCR5-using strains. A new product combining both a CXCR4 and a CCR5 inhibitor would offer a potent new way to target HIV.

Both CXCR4 and CCR5 inhibitors belong to the new investigational class of antiretrovirals known as HIV entry inhibitors. This new class includes various experimental compounds designed to block cell surface receptors, such as CCR5 or CXCR4, as well as other novel compounds that block HIV fusion with the cell surface. Unlike many existing HIV drugs that target the virus after it has infected a healthy cell,  HIV entry inhibitors  block the virus from entering the cell and beginning its replication process.

AMD3100 was our first CXCR4 inhibitor anti-HIV drug candidate. Our research team, in collaboration with the Rega Institute of Leuven, Belgium, discovered that AMD3100 had anti-HIV activity.   Subsequently, we discovered that AMD3100 inhibits the binding action of HIV with the CXCR4 chemokine receptor.  Our collaboration on AMD3100 with the Rega Institute is ongoing.  See "Narrative Description of the Business - Research Collaborators".

In August 1998, we initiated a Phase Ib/IIa clinical trial of AMD3100 in healthy volunteers at the Johns Hopkins University School of Medicine in Baltimore, Maryland.  The goal of this trial was to obtain initial safety and pharmacokinetic data in humans.  AMD3100 was administered intravenously and subcutaneously in this trial.  Thirteen volunteers were enrolled in this study and the drug was well tolerated and demonstrated linear pharmacokinetics both intravenously and subcutaneously. No oral bioavailability was demonstrated.  A full report of this trial was published in the June, 2000 edition of the Journal "Antimicrobial Agents and Chemotherapy". Enrolment in a Phase Ib/IIa study to test the effect of the intravenously administered drug on HIV infected individuals was commenced at Johns Hopkins University in May, 1999 and shortly thereafter at Case Western Reserve University in Cleveland and at the University of Washington in Seattle.  Later, three other clinical sites were added, University of Texas Medical Branch in Galveston, Cornell University in New York and the AIDS

Research Alliance in Los Angeles.  In this Phase Ib/IIa HIV study for AMD3100, the drug was administered as a 10 day continuous intravenous infusion. Patients were pre-selected for the strain of HIV believed to infect cells via the CXCR4 chemokine receptor, using a test called "MT2", that is not very sensitive but was the only assay available at that time.

On May 25, 2001, after enrolling 40 patients, we halted the study. This decision was based on three factors: the drug dosing had reached the maximal level feasible for subcutaneous administration planned for subsequent phase II trials; insufficient antiviral activity as defined by the assays available at the time; and two patients, one who had a confirmed, pre-existing cardiac condition and another who may have, experienced abnormal cardiac activity at high doses. It is not believed that this cardiac activity was related to blocking the CXCR4 receptor. Although the abnormal activity was not serious, it would have required impractical patient monitoring in subsequent phase II trials. More importantly, we had developed a new series of CXCR4 inhibitors that have the potential to be administered as a pill.

Later in 2001, Virologics Inc. developed a more sensitive test that detected the presence and amount of each HIV strain. For example, the test can determine the percentage of HIV using CXCR4 and the percentage of HIV using CCR5 in each individual patient. A significant number of patients will be infected with both strains of HIV. Using this new assay, AnorMED identified that 19/40 patients in the Phase Ib/IIa study actually had the HIV virus strain that uses the CXCR4 chemokine receptor and therefore may have benefited from AMD3100.

Subsequent analysis of data collected from these 19 patients confirmed efficacy of AMD3100 in blocking the CXCR4 receptor and--importantly--proof of principle in anti-HIV activity. Of the 19 truly eligible patients, AMD3100 eliminated the CXCR4 receptor-using virus in 9 patients. This activity was dose-dependent.

These breakthrough results were presented at the 9th Retroviral and Opportunistic Infections Conference in February 2002, at the Collaborative HIV Research Seminar in April 2002 and at the International AIDS Conference in July 2002.

Several classes of CXCR4 inhibitor molecules have emerged from our preclinical program.  In July 2002, we announced that we had selected a new CXCR4 HIV entry inhibitor, AMD070, for further evaluation in clinical trials and also have backup candidates currently in preclinical studies. AMD070, and the backups, have the potential to be administered to HIV patients as a pill.

In preclinical and in vitro studies, AMD070 enhances anti-HIV activity when used in combination with all other approved anti-HIV agents with which it was tested. In addition, in vitro studies of AMD070 have shown it to be a potent and specific CXCR4 antagonist which strongly inhibits viral infection against both CXCR4 using virus as well as HIV strains that use either CXCR4 or CCR5 (referred to as the dual tropic strain of HIV). AMD070 is specific for the CXCR4 receptor and does not interact with any one chemokine receptor other than CXCR4, as evaluated in an in vitro analysis. This data was presented at the 11th Retroviral and Opportunistic Infections conference held in February 2003.

In September 2003 we initiated a Phase I trial in healthy volunteers to evaluate the safety of AMD070 for the treatment of HIV infection.  This study is being conducted in collaboration with the U.S. Adult AIDS Clinical Trials Group (ACTG) and will enroll up to 48 healthy volunteers at two centers in the U.S.

ACTG is the largest HIV trials organization in the world and has played a key role in providing important data for HIV/AIDS treatment and prevention strategies.  The ACTG is composed of, and directed by, leading clinical scientists in HIV/AIDS therapeutic research that is supported by grants from the Division of AIDS, a division of the National Institute of Allergy and Infectious Diseases (NIAID), National Institutes of Health, U.S. Department of Health and Human Services.

In July 2004, we reported Phase Ia data at the 2004 International AIDS Conference in Bangkok, Thailand.  The data shows oral administration of AMD070 is generally safe and well absorbed in thirty-six healthy volunteers. This was study was an open label, inpatient dose escalation.

The purpose of this study was to evaluate the safety, pharmacokinetics (PK) and pharmacodynamics of AMD070.  Data was collected from 4 cohorts of 3 volunteers who received single oral doses, followed by 3 cohorts of 6 volunteers who received multiple oral doses of AMD070, ranging from 50 mg to 400 mg per dose. The adverse events recorded were mild or moderate headaches, which were transient and reversible. Based on this positive data, we plan to initiate a Phase Ib/IIa clinical trial by the fall of 2004.

In addition, our work continues on the identification of preclinical leads for CCR5 as a new HIV entry inhibitor. In February 2004, we presented preclinical data on AMD887, one of our novel CCR5 HIV entry inhibitors at the Retroviral and Opportunistic Infections Conference.  The preclinical study evaluated AMD887 alone, and in combination with AMD070, our CXCR4 HIV inhibitor currently in a Phase I study with the AIDS Clinical Trials Group. Data from this study shows when the compounds are combined, a potent inhibition of HIV replication is observed.  We plan to select a CCR5 candidate in fiscal 2005.

HIV Market

Acquired immunodeficiency syndrome ("AIDS") is caused by HIV infection.  AIDS is characterized by a gradual decline in the body's immune system, leading to opportunistic infections and certain cancers, dementia and, in many cases, death.  Drugs for the treatment of AIDS include agents that treat the secondary conditions caused by the weakened immune system of the patient as well as drugs that directly inhibit HIV. HIV infects by fusing with target cells and injecting its genetic material into the T-cells. The CXCR4 chemokine receptor is found on T-cells. Loss of T-cells is a major factor in the decline of the immune system in HIV infected patients.  Once HIV infects the target cell during fusion, the virus uses the target cell to replicate.  Drugs that prevent HIV from fusing with T-cells are potential anti-HIV agents.

In North America and Western Europe, an estimated 1.3 million to 1.88 million individuals were living with the human immunodeficiency virus (HIV) at the end of 2003 (AIDS Epidemic Update, December 2003, UNAIDS/WHO Report).  In Western Europe, the number of individuals living with HIV was estimated to be between 520,000 to 680,000 and the annual incidence of HIV infection was 30,000 to 40,000.  In the U.S., an estimated 790,000 to 1.2 million individuals were living with HIV and the estimated incidence of HIV infection was approximately 36,000 to 54,000.  This is in contrast to the approximately 174,000 individuals living with HIV/AIDS in the U.S., back in 1993.  The dramatic increase in the number of people living with HIV in the U.S. as well as in the other parts of the industrial world is attributed to the introduction of antiretroviral therapy, which has led to a dramatic decline of morbidity and mortality.  The introduction of antiretroviral therapy resulted in HIV infection being no longer considered a terminal disease but a chronic illness.

Current anti-HIV therapy employs drugs that inhibit HIV replication following the release of viral RNA into the cell.  These agents fall within three groups; protease inhibitors, nucleoside reverse transcriptase inhibitors and non-nucleoside reverse transcriptase inhibitors.  Although the use of these drugs in highly active antiretroviral therapy (HAART) decreased HIV load and prolonged life, eradication of infection had not been achieved due, in part, to the viral reservoirs remaining in blood and infected tissue.  This problem is exacerbated by viral resistance to the drugs currently used for first line therapy and cross-resistance to drugs within the same class.  The current drugs also produce side effects that diminish the patient's quality of life and lower patient compliance, which in turn may increase the patient's risk of developing drug resistant viral strains.  The identification of new classes of antiretroviral drugs with unique mechanism of action therefore remains an important therapeutic objective.

HIV drug sales at the end of 2003 exceeded U.S. $6 Billion.

Chemokine Inhibitors - CXCR4 in Asthma, Rheumatoid Arthritis and Cancer

Overview

The CXCR4 receptor is present on white blood cells and, among other functions, has been shown to play a key regulatory role in the trafficking and homing of a variety of cells involved in the immune system, including white blood cells.  Inflammatory diseases such as rheumatoid arthritis are caused by the attack of the immune system, particularly white blood cells, in the joints. In a disease state this attack is directed, at least to some extent, by increased levels of chemokine molecules that attract white blood cells to joint tissue, a process called chemotaxis, where they cause tissue destruction. Similarly, CXCR4 may be involved in the migration of cancer cells to distant sites, and binding of CXCR4 to its ligand SDF-1 may be important to the survival of some cancer cells. Chemokine receptor inhibitors block this attraction and are therefore potential therapeutics in this area. We believe chemokine inhibitors hold significant potential as new and potentially breakthrough drugs.

Our drug development program is focused on the CXCR4 receptor. Promising results from a number of preclinical studies with new compounds targeting the CXCR4 receptor have shown encouraging activity in rheumatoid arthritis and asthma models. Additional preclinical studies are ongoing to evaluate these compounds in cancer and other diseases.  We will also explore potential collaboration and partnering opportunities in this area.

FOSRENOL  (formerly Foznol and Lambda) - a late stage drug candidate for kidney failure patients to treat hyperphosphataemia

Overview

FOSRENOL is a late stage drug candidate for kidney failure patients to treat hyperphosphataemia.  Kidney failure leads to excess levels of phosphate in the blood, a condition known as hyperphosphatemia.  Healthy kidneys maintain a balance between phosphate and calcium levels in the blood by excreting excess phosphate in the urine.  Control of blood phosphate levels is central to the prevention of renal bone disease and hyperparathyroidism in patients with chronic kidney failure.  In patients with chronic kidney failure, the kidneys are unable to remove enough phosphate to maintain the necessary balance.  Elevated phosphate levels signal the body to excrete parathyroid hormone, which breaks down bone to release calcium into the blood in an effort to re-establish the balance between calcium and phosphate levels. Chronic kidney failure patients with uncontrolled elevated phosphate levels experience bone loss as well as calcification of the circulatory system caused by excessive amounts of phosphate and calcium in the blood.  To compensate for the kidney's inability to rid the body of excess phosphate, almost all kidney dialysis patients use a phosphate binder to remove excess phosphate.  Phosphate binders bind phosphate in the digestive tract, preventing its absorption into the bloodstream.

Currently available phosphate binders include Renagel, a polymer based phosphate binder currently sold by Genzyme Inc., calcium acetate, calcium carbonate and aluminum hydroxide.  See "Narrative Description of the Business - Competition".  In order to achieve adequate reductions in phosphate absorption, calcium acetate and calcium carbonate, the most commonly used agents, must be taken at doses which can lead to constipation and failure of patients to follow prescribed dosages.  In addition, calcium therapy requires frequent monitoring because its use may result in dangerous elevations of blood calcium levels.  This condition occurs in 25% to 50% of patients taking calcium-based binders.  Aluminum hydroxide is more effective at lower doses than calcium acetate or calcium carbonate, but it is infrequently used because aluminum absorbed from the intestinal tract accumulates in the tissues of patients with chronic kidney failure, causing softening of the bones, anemia and dialysis-related deterioration of intellectual function. FOSRENOL  is a non-calcium based phosphate binding agent and due to its strong binding affinity for phosphate and low systemic absorption, it controls phosphate levels in the blood and may also protect against bone loss.

FOSRENOL, the active ingredient of which is lanthanum carbonate, is taken orally and is designed to bind phosphate in the digestive tract. FOSRENOL is minimally absorbed by the body, lowering the potential for side effects. The activity of FOSRENOL is based on the low solubility of lanthanum phosphate, the product formed when FOSRENOL  is exposed to phosphate in the digestive tract.  Therefore, it converts free phosphate into an insoluble substance that is readily excreted from the body.

We granted a worldwide exclusive license to Shire, a leader in developing treatments for renal bone disease, for the development and commercialization of FOSRENOL.  See "Narrative Description of the Business - Corporate Partnerships". Shire is assuming all responsibility and expenses for the development and commercialization of FOSRENOL. Therefore, we have not allocated any funds for expenditures on FOSRENOL.

The United States Phase II trial treated 145 kidney dialysis patients for up to six weeks with either placebo or FOSRENOL in divided daily doses of 225, 675, 1350 or 2250 mg of lanthanum.  The study results are positive with dose-related reductions in phosphate levels at doses of 675, 1350 and 2250 mg and a good tolerability profile.  At the end of the six-week study period, serum phosphate was reduced by 0.95 mg/dl in patients receiving 1350 mg and 1.13 mg/dl in patents receiving 2250 mg of lanthanum.  These reductions were highly statistically significant when compared to a phosphate increase of about 0.75 mg/dl for patients on placebo.  FOSRENOL was generally well tolerated, although there were slightly more gastrointestinal complaints in patients who had taken FOSRENOL compared with those taking placebo.  However, these complaints were generally mild and transient.

A Phase III clinical trial for FOSRENOL commenced in Europe. Initiation of the Phase III trial followed positive results from a sub-group of patients who successfully completed the first four weeks of the Phase II study in the U.K.  These results confirm those seen earlier in the Phase I study.  Of the 28 patients in this sub-group, 26 re-established control of their blood phosphate levels.  Of these, 21 patients had phosphate concentrations below the target level set for the study.  Adverse events were generally mild and transient.  A Phase I study, initiated in Japan in August 1998, directly managed by an in-country caretaker on behalf of Shire, is now complete.  Shire also commenced Phase III trials for FOSRENOL in the United States in July 1999.

Preliminary data from a U.S. Phase III study demonstrate that 59% of patients treated with FOSRENOL achieved serum phosphate control versus 23% on placebo. These results were statistically significant and support the potential of FOSRENOL to maintain and control the blood phosphate levels in patients with hyperphosphataemia. This study, together with longer term Phase III European clinical data in over 800 patients, formed part of the clinical dataset that was submitted to the regulatory authorities, more specifically Sweden, a Reference Member State in the European Union (EU) Mutual Recognition Procedure.  These regulatory authorities review the data provided and determine whether the product has an appropriate safety, efficacy and quality profile to be granted an approval to market.

Preliminary data from a European Phase III renal bone disease study on a total of 98 patients demonstrated that FOSRENOL was well-tolerated and controlled phosphate levels in patients throughout the trial and after one year.  In addition, data from 60 patients in this trial who had bone biopsies demonstrated that after one year of treatment with FOSRENOL no adverse effects on bone were observed.  On June 10, 2002, April 30, 2002 and March 14, 2001 Shire filed regulatory submissions seeking marketing approval for FOSRENOL in Canada, the U.S. and Europe respectively for the management of phosphate levels in chronic renal failure patients.

In March 2003, Shire, received an approvable letter from the FDA for FOSRENOL.  The approvable letter asked for additional data and analysis to address a number of remaining questions.  Shire has submitted the requested data to the FDA that should resolve the questions.  Shire has indicated that they anticipate approval before the end of 2004.

In June 2003, Shire presented new three year data on FOSRENOL demonstrating sustained phosphate control and low hypercalcaemia risk and long-term benefits in end stage renal disease. Data was presented at the World Congress of Nephrology (WCN).  Life expectancy is reduced in patients with end stage renal disease and, depending on frequency of dialysis and the underlying disease, can vary from 14.2 years (low risk) to 3.5 years (high risk)1. Excess phosphate is also associated with the development of cardiovascular disease, which accounts for nearly 50% of all deaths in dialysis patients2.  In this context, study results demonstrating maintained phosphate control over three years with lanthanum carbonate represent important evidence of long-term efficacy and tolerability.

In January 2004, we expanded the terms of our licensing agreement with Shire for FOSRENOL.  The terms of the new license granted Shire exclusive rights to develop, manufacture, use and sell FOSRENOL worldwide for all potential human indications and veterinary uses. Under the terms of the agreement, Shire will initiate a new clinical study of FOSRENOL, based on its ability to bind oxalate, as a potential treatment for kidney stones. In consideration for expanding Shire's rights to FOSRENOL, we will receive an upfront payment of approximately US $180,000, receive a royalty on the sales of FOSRENOL by Shire, and receive a percentage of net-income received by Shire from any veterinary sub-licensees.

In March 2004, we agreed to sell the global patents for FOSRENOL to Shire, and one of its wholly owned subsidiaries, for up to U.S. $31 million in milestone payments to be made upon regulatory approval in the United States, the European Union, and Japan. Under the terms of the agreement, Shire will pay us U.S. $18 million when FOSRENOL is approved in the United States and US$7 million when FOSRENOL is approved in the relevant EU countries.  In consideration of these payments, Shire's royalty obligations to us shall cease throughout the world, except for Japan. The agreement also provides Shire a 12 month option to purchase the Japanese patents for U.S. $6 million to be paid upon approval in Japan. On the exercise of the option, Shire's royalty obligations to AnorMED for FOSRENOL sales in Japan also cease.  If the option is not exercised, we will continue to be entitled to FOSRENOL royalties in Japan.  The title to the patents will be transferred from AnorMED to Shire upon payment of milestones.

In March 2004, Shire announced that the Swedish authorities had granted the first European regulatory approval for FOSRENOL and we earned the first U.S. $1 million milestone payment. Shire expects FOSRENOL should be available in other countries in the European Union during the second half of the year, assuming a positive response from other regulatory authorities.  In July 2004, Shire submitted additional data related to formulation and dosage strengths to the FDA and Shire expects to gain marketing approval for FOSRENOL in the United States in October 2004.

To date over 2000 patients have been treated with FOSRENOL, 46 patients up to 36 months. A total of 20 Phase I, II and III studies were completed, where it was demonstrated that FOSRENOL is effective in reducing high phosphate levels associated with end stage renal disease (ESRD), has sustained long-term efficacy (as shown in 12 month study); significantly reduces the risk of hypercalcemia, a side-effect increasingly linked to cardiovascular disease in ESRD patients; long-term exposure did not result in any unexpected adverse events or increased adverse event frequencies; mortality was significantly lower among patients receiving FOSRENOL compared with those receiving conventional therapies; and after 1 year of treatment had no observed adverse effects on bone.

Market

Chronic kidney failure is complicated by hyperphosphataemia - high phosphate levels in the blood - caused by the inability of the kidneys (and dialysis) to filter out excess phosphate from food.  Even with a low-phosphate diet as many as 80% of Europe's 225,000 and the United States' 269,0003 dialysis patients develop hyperphosphataemia4 and need treatment with a phosphate-binder.  According to the Canadian Institute for Health Information, over 14,000 Canadians underwent dialysis in 2000, with approximately 4,400 new patients beginning dialysis treatment in Canada each year.

The most well known consequences of hyperphosphataemia are a range of bone diseases which can cause bone pain, skeletal deformities and fractures.  Hyperphosphataemia is also associated with the development of cardiovascular disease, which accounts for nearly 50% of all deaths in dialysis patients2.  Ironically, currently available phosphate binders - although they help control phosphate levels - can worsen these complications.  Aluminium-based phosphate binders are associated with severe bone toxicity while calcium-based binders contribute to cardiovascular disease by promoting the deposition of hard calcium deposits (calcification) in the heart and blood vessels.

References:

1.

Medicine, 1999, Chronic Renal Failure p 46.

2.

Davies MR, Hruska K. Pathophysiological mechanisms of vascular calcification in end-stage renal disease. Kidney Int. 2001 Aug:60(2):472-9

3. U.S. Renal Data System.  USRDS 2002 Annual Data Report:  Atlas of End-Stage Renal Disease in the United States, National Institutes of Health, National Institute of Diabetes and Digestive and Kidney Diseases, Bethesda, MD, 2002, page 44.

4.

 Numbers of patients on dialysis broadly equates to patients with end stage kidney disease. Source: Market Research, Insight International, Dec 01/Jan 02

NX473 - A new platinum based anti-cancer agent (chemotherapy)

Overview

NX473 is a new generation platinum based anti-cancer drug or chemotherapy. Cancer refers to a broad family or group of diseases caused by the uncontrolled growth and proliferation of cells that have undergone genetic changes or mutations.  These mutations are characterized by a breakdown of the normal cellular mechanisms that regulate cell growth and cell death, which give the cancer cells a selective growth and survival advantage over normal cells.  Cancer becomes more prevalent with age and with increased exposure to toxic agents such as chemicals or radiation that damage genes.

The current treatment options for most cancers are surgery, radiation therapy and chemotherapy.  Often, a combination of these treatment methods is used to overwhelm the ability of cancer cells to develop resistance to the prescribed treatment.  Chemotherapy generally involves the delivery of specialized pharmaceutical products that are designed to interfere with cell division and are therefore more toxic to rapidly dividing cancer cells than normal cells.  Chemotherapy is the principal mode of treatment where the primary tumor is either inoperable or has spread to other parts of the body.

Platinum based drugs are commonly used as chemotherapeutic agents that bind to a cell's DNA, initiating a complex series of events that ultimately lead to the death of the cell.  The platinum based anti-tumor agents, first identified in 1969, are important drugs in the current treatment of testicular, ovarian, lung, head and neck, bladder and cervical cancers.

The platinum drugs currently approved in the U.S. market are cisplatin and carboplatin.  One of the major difficulties with these therapies is that the tumors typically develop a resistance to the treatment.  In preclinical in vitro studies performed in conjunction with the Institute of Cancer Research ("ICR") of Sutton, U.K., it was demonstrated that NX473 circumvents resistance in a number of human ovarian cancer cell lines with decreased sensitivity to cisplatin.  In vivo studies of NX473 have consistently shown anti-tumor activity in human ovarian cancer xenografts at least equal to and in many cases superior to cisplatin.

Preclinical tests were conducted comparing the activity of NX473 versus cisplatin, in which both drugs were given at their maximum tolerated dose and administered on days zero, seven, 14 and 21.  While the tumors initially responded to both drugs, after the treatment was terminated the tumors in the cisplatin treated mice recurred.  However, the tumors in the NX473 treated mice did not recur over the course of the experiment.

Further preclinical tests indicate that NX473 has a much improved toxicity profile over cisplatin as well as oral bioavailability.  Both of the currently approved platinum drugs, cisplatin and carboplatin, are administered by injection only.

In November 1997, we entered into a collaboration with the U.K. Cancer Research Campaign ("CRC") and commenced a Phase I clinical trial with NX473 at the Royal Marsden Hospital, U.K. A total of 43 patients were recruited and received the drug intravenously.  The interim results of this Phase I trial were presented at the 35th Annual American Society of Clinical Oncologists Meeting in Atlanta in May, 1999.  This presentation indicated that the dose-limiting toxicity of NX473 was bone marrow suppression with no evidence of kidney or nerve toxicity.  Initial indications of anti-tumor activity were observed in several patients.

Effective March 31, 1998, we entered into a licensing agreement with Zeneca Pharmaceuticals Limited (now AstraZeneca), whereby we exclusively licensed NX473 to AstraZeneca for worldwide development and commercialization.  Under the licensing agreement, AstraZeneca assumed all responsibility and expenses for development of NX473 including any services we performed on or for the development of this compound. See "Narrative Description of the Business - Prior Royalty Agreements".

In the fourth quarter of 1999, AstraZeneca initiated the first of several planned combination Phase I studies of NX473 with other chemotherapeutic agents as well as the first of several monotherapy Phase II trials with the drug.

On April 5, 2001, AstraZeneca announced that they planned to initiate the first Phase III clinical trial in ovarian cancer using NX473. This decision was based on preliminary clinical results presented at the American Society of Clinical Oncology ("ASCO") meeting held in May 2001 and at the European Lung Cancer conference in June 2001 indicating that NX473 has the potential to offer an effective treatment option for both platinum therapy resistant and sensitive ovarian cancer patients. Data presented also demonstrate that the side effect profile of NX473 is manageable with no evidence of clinically significant nerve or kidney toxicity.

Platinum resistant ovarian cancer patients are those who relapse on or within 6 months of completion of prior platinum therapy. Sensitive ovarian cancer patients are those who relapsed after 6 months of completion of prior platinum therapy. Approximately 25% of ovarian cancer patients will be resistant to their first platinum therapy and 75% will be sensitive.  However, of these sensitive patients, close to 80% will relapse again after their initial treatment and may require a second round of treatment.

The preliminary data presented at ASCO 2001 was from a Phase II monotherapy trial of NX473 in 29 ovarian cancer patients. Fourteen of these patients were categorized as platinum therapy-sensitive (relapse/disease progression >26 weeks after initial therapy) and 15 as platinum therapy-resistant (relapse/disease progression <26 weeks). Patients received NX473 as a one hour infusion every three weeks, initially at a dose of 120mg/m2, which was subsequently increased to 150mg/m2 as the original dose was well tolerated. In total, 84 treatment cycles have been administered. Objective responses were observed in 2/14 (14%) 'resistant' patients and 5/12  (42%) 'sensitive' patients. In addition, disease stabilization was observed in 2 'resistant' and 3 'sensitive' patients, with evidence of tumor shrinkage in 3 patients.

Responses to NX473 were also observed among patients with small-cell lung cancer who had relapsed after initial chemotherapy. The response rates in both ovarian and lung cancer were considered encouraging compared to response rates achieved with existing platinum chemotherapy.

However, on August 31, 2001, we announced that AstraZeneca would be re-assessing their Phase III clinical trial program for NX473 based on updated clinical data in the Phase II ovarian cancer study. This data, which was presented at the European Conference of Clinical Oncology ("ECCO") in October 2001, showed a decreased and disappointing response rate in resistant ovarian patients from the previously reported  2/14 (14%)  to 3/42 (7%).  Updated data in sensitive ovarian patients remains encouraging with a response rate of 12/31 (39%) compared to the preliminary data of 5/12  (42%). Additional NX473 data were also presented at ECCO demonstrating encouraging anti-tumor activity including confirmed responses with mono and combination therapy in a number of other tumors including pancreatic cancer and hormone resistant prostate cancer, among others. The data also confirmed that NX473 has a manageable toxicity profile and it has not been associated with clinically significant neuro- or nephrotoxicity.

On November 26, 2001, we announced that AstraZeneca would not continue to develop NX473 and would return all commercial development rights to AnorMED.  This decision was primarily based on the updated response rate in resistant ovarian cancer patients.  Regardless of the promising response rate in second line platinum sensitive ovarian patients, activity in a variety of tumor types and manageable safety profile, NX473 did not meet the differentiated profile required by AstraZeneca, particularly in overcoming platinum resistance in ovarian and lung cancer patients who have previously failed a platinum based therapy.

Upon return of NX473 to AnorMED, ongoing clinical studies in hormone resistant prostate cancer and bladder cancer continued with recruitment/follow-up in accordance with the existing protocols. These trials were prepaid by AstraZeneca and have completed enrollment.

In order to evaluate further development options for NX473, we held a clinical advisory board meeting on January 2002 and also commissioned market analyses.  Based on all available clinical data from over 500 patients and a solid safety profile, in conjunction with the clinical advisory board recommendations and the market analyses, we believe NX473 as a new platinum based chemotherapy has a broad spectrum of anti-tumor activity and may address an unmet medical need particularly in tumor types where existing platinums have shown limited activity such as hormone resistant prostate cancer (HRPC), among others.  We have completed studies to support the potential of NX473 as an oral chemotherapy for use in combination with other oral chemotherapies or in conjunction with radiation therapy.

In April 2004, we were successful in licensing NX473 to NeoRx Corporation. Under the terms of the agreement, we received a one-time upfront milestone payment of U.S.$1 million cash and U.S.$1 million in NeoRx common stock. In addition, we are eligible to receive additional milestone payments of up to U.S.$13 million, payable in cash or a combination of cash and NeoRx common stock.  Upon approval we would receive royalty payments of up to 15% on product sales.  NeoRx is a cancer therapeutics development company with headquarters in Seattle, WA and pharmaceutical manufacturing facilities in Denton, TX.   NeoRx was granted exclusive global rights, excluding Japan, to develop, manufacture and commercialize the drug candidate for treatment of any human disease.  NeoRx plans to initiate clinical studies for NX473 in one or more cancer indications in calendar 2005.

Atiprimod - a potential anti-cancer agent.

Overview

Atiprimod, is a member of the DMARD class of drugs. In a joint research and development program, a group including members of our research team and SmithKline French (now SmithKline Beecham, or "SB") discovered a novel class of immunomodulatory agents, the azaspiranes. Immunomodulatory drugs affect the body's immune system and are useful in the treatment of autoimmune diseases and potentially oncology. Atiprimod, was selected as a clinical candidate for the area of RA. SB had completed single and multiple dose Phase I clinical trials in patients with Rheumatoid Arthritis. Two multi-centre trials were conducted with Atiprimod on RA patients. Both studies evaluated the safety and pharmacokinetics of Atiprimod and showed that Atiprimod is well tolerated. However, as part of an internal restructuring program of their extensive pharmaceutical portfolio, SB decided not to proceed with further development of Atiprimod. All rights to Atiprimod reverted to AnorMED. In August 2002, we entered into a new licensing agreement with Synergy Pharmaceuticals, Inc. for the development and commercialization of Atiprimod. In January 2004, Synergy received orphan drug designation for Atiprimod, and in May 2004, they initiated a Phase I/IIa trial in patients with relapsed multiple myeloma.  See "Narrative Description of the Business- Corporate Partners".

Cancer Market

According to estimates by the World Health Organization, more than 10 million people developed cancer worldwide each year and over six million die from it each year).  A significant development in cancer treatment in recent years is the use of platinum drugs in combination with a number of new non-platinum based anti-tumor agents (F-D-C Reports, April, 1998).  In the U.S. platinum drugs are approved for the treatment of ovarian, testicular, bladder, and head and neck cancers and are also commonly used in other cancers including lung (Mattson Jack Consulting Group, IDDB). A new platinum drug with enhanced anti-tumor activity has the potential to be used in similar combinations.  Given the prevalence of cancer and the continued unmet medical needs in this area, new therapies and treatments are clearly needed.

As of April 2004, world drug purchases of cytostatic agents, which includes platinum anti-cancer agents, were U.S.$15.5 billion compared to sales of U.S.$13.18 billion for the previous 12 month period (IMS Health Drug Monitor).  In 2003, sales of platinum oncology agents exceeded U.S.$1.8 billion

HYNIC Linker Technology  - Medical Imaging Agents

Overview

We have developed a proprietary linker technology (HYNIC linker) for attaching technetium, an imaging radioisotope, to biological molecules. This technology is applicable in medical imaging (nuclear medicine) for a variety of indications including inflammation and cancer, among others.

Nuclear medicine imaging is a diagnostic tool that uses a gamma emitting radioisotope incorporated into a molecule capable of localizing in specific parts of the body associated with a particular disease.  This radiopharmaceutical is administered to a patient and the resulting radioactive signal is detected with a gamma radiation detecting camera.  Nuclear medicine is widely used in the diagnosis of heart, bone, liver and kidney disease as well as infection and cancer.

Due to its favourable physical properties, ready availability and low cost, the isotope of choice for most nuclear medicine imaging procedures is technetium-99m.  In the United States 68% of the nuclear medicine diagnostic imaging procedures are performed using technetium-based agents (J. of Nuc. Med., March 1998).

Although diagnostic imaging programs are not a major focus of our business, our research team, through a detailed understanding of metal binding chemistry, has developed a new methodology to link technetium-99m to biological molecules, including antibodies and peptides, with high specificity for disease targets.  Since technetium-99m is a desirable isotope to use for nuclear medicine, the ability to link this isotope to other molecules specific for certain disease targets is important. Our research team discovered a novel aromatic hydrazine molecule, the HYNIC linker.  This same linker can be used to connect technetium-99m to different biological molecules specific to certain diseases such as blood clots, infections or tumors.  This linking chemistry allows the labelling of biological molecules in convenient radiopharmaceutical kits, which is important in a hospital setting.  The high labelling efficiency obtained with the HYNIC linker, as noted in a scientific review of the field has the potential to provide superior imaging and improved disease detection over other imaging techniques (Bioconjugate Chemistry, 1997).

On May 9, 2001, AnorMED entered into a licensing agreement with Solulink Incorporated for all in vitro pharmaceutical, in vitro veterinary and in vitro immuno-assay applications. See "Narrative Description of the Business- Corporate Partners".

In November 2001, we announced that we signed a non-exclusive licensing agreement with North American Scientific, Inc. ("NASI") for incorporation of our linker technology into NASI's second generation version of its ApomateTM.  NASI designs, develops and produces innovative radioisotopic products, including brachytherapy seeds and radiopharmaceuticals, principally for the treatment and diagnosis of disease. Its lead radiopharmaceutical product candidate is Hynic-Annexin V, a kit for the preparation of technetium 99m labelled Annexin-V (a naturally occurring human protein produced by recombinant techniques). It is administered intravenously and is intended for the in vivo imaging of apoptosis and necrosis, two forms of cell death.

Hynic-Annexin V  (formerly ApomateTM ) is being evaluated in Phase I and Phase II clinical trials in the U.S. and Europe as an early indicator of response to anti-cancer treatment. It is also under study for its ability to determine the extent and location of heart injury after a heart attack and the response to treatment of heart attacks. Hynic-Annexin V will potentially allow clinicians to make better therapeutic decisions for individual patients by monitoring the patient's condition or response to treatment with greater sensitivity and speed.  The use of our linker technology in second generation kits may improve the imaging quality and utility of the Hynic-Annexin V   kit and may (i) allow access to important new market opportunities in abdominal disease, (ii) reduce end-user preparation time to minutes which provides the flexibility needed to utilize Hynic-Annexin V in the acute setting, and (iii) reduce manufacturing costs with significantly improved radiolabeling efficiency.

In the second generation kit Hynic-Annexin V very little of the imaging agent in the liver enters the intestine via the biliary system. Thus, the largest fraction of the administered dose of the Hynic-Annexin V   is cleared from the blood by the kidneys and, in the absence of disease, the remainder of the abdomen shows no localization of radioisotope. This normal absence of activity in the abdomen after administration of the second generation agent should permit clinicians to readily identify areas of abnormality. Such areas of abnormality might be expected in subjects with gastrointestinal cancer, ovarian cancer and prostate cancer. The first generation kit did not allow imaging of those disorders because the large amount of imaging agent normally excreted in the bowel would obscure uptake by the cancer. NASI has successfully performed human testing of Hynic-Annexin V. Preclinical and Phase I/II core studies in various cancers, as well as cardiovascular diseases are ongoing. Data supporting its potential in these areas have been presented at the American Association of Cancer Research in April 2002 and at the Society of Nuclear Medicine in June 2002 and 2003 and 2004.

In addition to our agreement with NASI and Solulink, we have licensed our HYNIC linker technology to Bristol-Myers Squibb Medical Imaging (formerly DuPont Pharmaceuticals), for its potential as a prognostic and diagnostic medical imaging agent in a variety of indications. We had licensed this technology for use in infections to Ortho Pharmaceutical Corporation, Inc. ("Ortho") which has, in turn, sub-licensed it to DuPont Pharmaceuticals. The license with Ortho has been terminated and we have a new license agreement with Bristol-Myers Squibb MI, the acquiree of DuPont Pharmaceuticals. See "Narrative Description of Business - Corporate Partnerships".

Market

In 1996, revenues for the total world radiopharmaceutical market were U.S.$1.1 billion.  Of this figure North America accounted for 48%, Europe 19.5%, Asia Pacific 26.4%, and the rest of the world 2.5%.  The growth rate for 1996 was 9.5%, and this is expected to increase as new applications to different disease areas, such as oncology, are developed (Journal of Nuclear Medicine, Vol. 39, No.3, March 1998).

Business Strategy

We plan to continue and expand our drug discovery and development activities through the strategy outlined below.

Continue strong preclinical collaborations with international research centres to identify and test new lead compounds. Our scientists interact extensively with our Scientific Advisory Board (see "Directors and Officers - Scientific Advisory Board") and a broad network of research associates and collaborators to identify areas in medicine with large potential markets and compounds with therapeutic potential.  Innovative ideas are initially tested by the in-house synthesis of prototype compounds followed by in-house screening using biochemical or cell culture experiments.  If results at this stage are promising, external collaborators who are recognized in their field are identified to perform more advanced tests.

Progress lead compounds through early stage clinical trials.  We intend to add value to our product candidates by taking them through at least Phase II clinical trials, thereby establishing efficacy in human patients, before negotiating the financial terms of corporate partnerships.  We may enter into partnerships at earlier stages of development, preclinical or Phase I, if such collaborations would substantially accelerate product development and the likelihood of clinical and market success.  Our in-house clinical and regulatory capabilities in the design and implementation of clinical trials are supplemented through the use of external collaborators and contractors and the use of recognized clinical and regulatory consultants.

Extend process development capability.  We plan to maintain our ability to design processes for the synthesis of our product candidates.  Our research team has considerable experience in this area, having worked on the process development and regulatory chemistry aspects of several drugs including carboplatin, JM-216 and AMD3100.  We expect that commercial production will be outsourced since there are many inexpensive, efficient sources for synthesis of cGMP bulk active ingredients and finished drug product.

Build in house capabilities to support select late stage trials and marketing for AMD3100 in transplant.  We will expand our internal capabilities to support product focused later stage development programs, including capabilities to support Phase III clinical trials, NDA filings and ultimately marketing for some of our products.  This will require considerable additional investment and personnel resources.

Establish strategic corporate partnerships.  We will also continue to seek corporate partnerships with established pharmaceutical companies in order to carry on select Phase III clinical trials, NDA filings and ultimately marketing for some of our products.  This will mitigate the financial risk inherent in carrying out large multi-centre Phase III clinical trials, and the significant investment of money and resources to build a sales force required to address large markets.  However, we will continue to consider opportunities to develop and market compounds where and when resources and expertise are available.

Corporate Partnerships

We develop our product candidates both independently and in collaboration with established pharmaceutical companies or other suitable partners.  Corporate partners may provide financial resources, research and development and manufacturing capabilities, and sales and marketing infrastructure, to aid in the commercialization of our potential products.

Bristol-Myers Squibb Medical Imaging (formerly DuPont Pharmaceuticals). The rights to non-cancer applications to our HYNIC linker technology were originally licensed to Ortho Pharmaceuticals Corporation ("Ortho") and subsequently sub-licensed to DuPont on June 7, 1994. Our license agreement with Ortho has been terminated.

On December 15, 1996, we entered into a license agreement with DuPont, whereby they were granted an exclusive worldwide license to our HYNIC linker technology for use in cancer applications.  This license was subsequently terminated and AnorMED negotiated and entered into a licensing agreement dated December 4, 2002 with Bristol-Myers Squibb Medical Imaging, Inc. (the successor of DuPont's medical imaging division) for use of AnorMED's HYNIC linker technology in the commercial development of products to be used for diagnostic medical imaging of cardiovascular diseases. Under the terms of the licensing agreement, AnorMED received a non-refundable upfront payment of U.S.$100,000 as well as annual payments ending in 2007. AnorMED will also receive milestone payments upon approval of New Drug Applications in the U.S. as well as a royalty based on sales of products that incorporates our HYNIC linker technology.

Shire Pharmaceuticals Group plc.  On February 2, 1996, Shire exercised its option under an option agreement dated January 10, 1995 to acquire the worldwide exclusive license to our patent on rare earth anti-hyperphosphatemia agents including patents covering the agent known as FOSRENOL.  As consideration for the license, Shire was to pay a royalty to us on worldwide product sales derived from this license.  Under the terms of the license agreement Shire has assumed all development and commercialization expenses for FOSRENOL.  On March 23, 2004, AnorMED agreed to sell the global patents for FOSRENOL to Shire Pharmaceuticals Group plc and one of its wholly owned subsidiaries.  Under the terms of the agreement, Shire will pay AnorMED U.S.$18 million when FOSRENOL is approved in the United States and U.S.$7 million when it is approved in the relevant EU countries.  In consideration of these payments, Shire's royalty obligations to AnorMED shall cease throughout the world, except for Japan.  The agreement also provides Shire a 12 month option to purchase the Japanese patents for U.S.$ 6 million to be paid upon approval in Japan.  On exercise of the option, Shire's royalty obligations to AnorMED for FOSRENOL sales in Japan also cease.  If the option is not exercised, AnorMED will continue to be entitled to FOSRENOL royalties in Japan.  The title to the patents will be transferred from AnorMED to Shire upon payment of milestones.

North American Scientific, Inc.  On July 20, 2001, we signed a non-exclusive licensing agreement with NASI for incorporation of our HYNIC linker technology into NASI's second generation version of its ApomateTM, an imaging agent now in clinical trials. Under the terms of this agreement, we received a non-refundable licensing fee of U.S.$75,000 and an upfront payment of U.S.$62,500 for ongoing technical support. We will also receive milestone payments and future single digit royalties based on sales of products that incorporate our technology.

Synergy Pharmaceuticals, Inc. (a subsidiary of Callisto Pharmaceuticals Inc.) On August 28, 2002, AnorMED entered into a licensing agreement with Synergy Pharmaceuticals, Inc. for the development and commercialization of our compound, Atiprimod. This agreement includes milestone payments based on later stage development, and double-digit royalties on sales.  Synergy is pursuing oncology applications of Atiprimod.

Solulink Incorporated.  On May 9, 2001, AnorMED entered into a licensing agreement with Solulink Incorporated for all in vitro pharmaceutical, in vitro veterinary and in vitro immuno-assay applications of the HYNIC linker technology.  Solulink issued to AnorMED 250,000 shares of its Common Stock for the license along with minimum annual royalty payments.

NeoRx Corporation.  On April 2, 2004, AnorMED entered into a licensing agreement with NeoRx for the development and commercialization of our platinum-based anti-cancer agent, NX473.  NeoRx was granted exclusive global rights, excluding Japan, to develop, manufacture and commercialize the drug candidate for treatment of any human disease.  Under the terms of the agreement, AnorMED received a one-time upfront milestone payment of U.S.$1 million cash and U.S.$1 million in NeoRx common stock.  In addition, AnorMED is eligible to receive additional milestone payments of up to U.S.$13 million, payable in cash or a combination of cash and NeoRx common stock.  Upon approval, AnorMED would receive royalty payments of up to 15% on product sales

Research Collaborators

An important aspect of our product development strategy is the establishment of collaborations with research centres with resources and expertise vital to our programs.  These collaborations provide us with access to in vivo disease models and in vitro testing capacity that would be difficult and expensive to establish in-house.  In each collaboration, we either have an exclusive license to all patented or patentable technology developed under the research agreement or a right to an exclusive license on commercially reasonable terms.  See "Narrative Description of Business - Prior Royalty Agreements".  We currently collaborate with the following research centres.

Rega Institute, Leuven, Belgium.  On June 22, 1987, JM entered into a research agreement with the Rega Institute, a virology laboratory at Katholieke Universiteit.  The agreement was assigned to us pursuant to the Asset Transfer Agreement and was amended by ourselves and the Rega Institute on April 1, 1999.  Professor De Clercq of the Rega Institute is a world renowned researcher in antiviral chemotherapy and is a member of our Scientific Advisory Board.  The Rega Institute will be responsible for primary anti-HIV screening of our compounds and is also capable of evaluating new compounds for oral bioavailability, a crucial component of the research plan.  Under this research agreement, we will pay the Rega Institute a research fee and a percentage of any royalty we receive on any licensing for antiviral therapy of intellectual property arising out of and in the course of the Rega Institute's research program.

University of Washington, Seattle, Washington; Case Western Reserve University, Cleveland, Ohio, U.S.A.  On June 1, 1999, we entered into clinical trial agreements with the University of Washington and the Case Western Reserve University to conduct clinical trials on AMD3100.  Under the agreements, we will pay a fee for each patient in the trial at each University.  The Case Western Reserve University trial was complete on November 6, 2001. The University of Washington research agreements were renewed on December 13, 2001 and April 25, 2002, under the same terms as the original agreement, for the evaluation of AMD3100 in stem cell transplant.

Indiana University, Indiana, U.S.A. On September 29, 2000, we entered into an agreement with the Indiana University to study the role of stem cell mobilization using AMD3100. Under this agreement, we will pay Indiana University costs associated with this study.  This agreement was renewed under the same terms on December 12, 2001.

The Panum Institute, University of Copenhagen, Copenhagen, Denmark. On January 25, 2000, we entered into a research and consulting agreement with the University of Copenhagen to evaluate our chemokine inhibitors against a library of chemokine receptors for the purpose of mapping molecular interactions. Under this agreement, we will pay the University of Copenhagen costs associated with this study.

University of Michigan Medical School, Michigan, U.S.A. On January 28, 2001, we entered into a research agreement with the University of Michigan to conduct studies relating to inhibiting allergen-induced lung inflammation and airway hyperactivity using our chemokine inhibitors. Under this agreement, we will pay the University of Michigan research costs associated with this agreement. On February 16, 2001, we entered into an additional research agreement with the University of Michigan to perform studies relating to the evaluation of our chemokine inhibitors to study the compound's role and its relationship with chemokine receptors during allergic airway fibrosis.

Queen Mary and Westfield College, St. Bartholomew's and the Royal London School of Medicine and Dentistry, London, U.K. On May 16, 2001, we entered into a research agreement with the College to conduct research on chemokine inhibitors, i.e., AMD3100, and its role as a potential anti-tumor compound using both in vitro tumor cell lines and invivo tumor models.  Under the agreement, we will pay the College research costs associated with such research.  This study was discontinued in April 2002.  A new agreement was entered into on March 31, 2003, under the same terms and conditions regarding the role of AMD3100 in murine models of ovarian cancer.

University of California, Los Angeles, U.S.A.  Research Agreement dated December 5, 2001 to test the ability of AMD3100 to block SDF-1 induced migration of tumor cells in vitro, and to block spontaneous metastases in human lung, prostate and breast cancer SCID mouse model system.  We will pay a fee for the research costs associated.

U.S.  Adult AIDS Clinical Trials Group (ACTG), U.S.A.  On September 3, 2003, AnorMED Inc. initiated a Phase I trial in healthy volunteers to evaluate the safety of AMD070 for the treatment of HIV infection.  This study is being conducted in collaboration with the U.S. Adult AIDS Clinical Trials Group and will enroll up to 48 healthy volunteers at two centers in the U.S.  ACTG is the largest HIV trials organization in the world and has played a key role in providing important data for HIV/AIDS treatment and prevention strategies.  The ACTG is composed of, and directed by, leading clinical scientists in HIV/AIDS therapeutic research that is supported by grants from the

Division of AIDS, a division of the National Institute of Allergy and Infectious Diseases (NIAID), National Institutes of Health, U.S. Department of Health and Human Services.

Prior Royalty Agreements

Under the terms of the Asset Transfer Agreement, we assumed the obligations of JM under several prior royalty agreements arising out of the transfer of intellectual property and, in some cases, funds for research and development, from related corporate and research collaborators.

In addition to our current collaborations with research institutes (see "Narrative Description of Business - Research Collaborators"), we are subject to additional royalty arrangements. The State University of New York is entitled to a percentage share of our royalties on certain of our HYNIC linker technology.  Novartis AG is entitled to a percentage of any running royalties received by us under any licenses that we grant for products relating to  the use of AMD3100 in HIV, up to an aggregate maximum amount.  GlaxoSmithKline is entitled to a percentage share of our royalties from Atiprimod.

AstraZeneca.  Effective March 31, 1998, we reached an agreement with AstraZeneca whereby we exclusively licensed to AstraZeneca, our novel anti-cancer agent NX473 (formerly ZD0473 and AMD473) for further development and commercialization.  Under the terms of the agreement, AstraZeneca made an initial payment of $8.6 million in consideration for patent rights and recognition of our research and early development efforts on NX473.

On April 5, 2001, we earned a second milestone payment of approximately U.S.$4 million. Total upfront and milestones payments under the license agreement were approximately U.S.$33 million of which U.S.$10 million was earned.   On November 26th, 2001, AstraZeneca announced that they would not continue with the development of NX473.  This license agreement was legally terminated on February 28, 2002 and all the data and development rights were returned to AnorMED

Intellectual Property

We regard our patent and other proprietary technology rights as one of the key strengths upon which we continue to build a successful pharmaceutical development company and, therefore, we file worldwide patent applications to protect our proprietary discoveries.

We hold the rights to 61 patents or patent applications in the United States relating to our technology, as well as foreign counterparts for most of these patents and patent applications.  To date, 37 patents have been issued in the United States.  As with the patent positions of other pharmaceutical and biotechnology firms, we do not know whether any patent applications will result in the issuance of patents or, for patents that are issued, whether they will provide significant proprietary protection or will be circumvented or invalidated.

In addition to the patent strategy outlined above, we also rely upon trade secrets, know-how and continuing technological innovations to develop and maintain our competitive position.  It is our policy to require our employees, consultants, members of the Scientific Advisory Board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting relationships or a collaboration with us.  These agreements provide that all confidential information developed or made known during the course of these relationships are to be kept confidential.  In the case of our senior scientific staff, agreements are in place providing that all inventions resulting from work performed for us utilizing our property  or relating to our business and conceived or completed by the individual during employment are our exclusive property to the extent permitted by law.

Competition

Based on our review of the industry and within a given market segment, competition is based on drug efficacy, safety, ease of use, patient compliance, price, marketing and distribution.  Our ability to succeed in business will depend on our and our partner's or our licensee's ability to compete effectively in all these areas.  There can be no assurance that our competitors will not succeed in developing products which are more effective than any that are being developed by ourselves, or which would render our technologies and products obsolete and non-competitive.  See "Risk Factors".

The following is a discussion of all principal competitors which we have been able to identify as being active in related product areas.  The discussion is based on our current understanding and should not be construed as identifying all our potential competitors.

Stem Cell Mobilizers.  There are several different stem cell mobilizers currently used in the treatment of cancer patients.  The standard agent in stem cell transplant, Neupogen (or G-CSF), is marketed by Amgen Inc.  There are a number of other stem cell factors and mobilizers including Stemgen, which is also an Amgen product.

Anti-HIV Drugs.  There are numerous companies with anti-HIV drugs currently under development or approved for marketing.  Companies with products which would directly compete with AnorMED in the area of anti-HIV drugs which inhibit viral fusion include Trimeris Inc., Millennium Pharmaceuticals Inc., Progenics Pharmaceuticals Inc., Schering-Plough Corporation and Takeda Chemical Industries Ltd.

Chemokine Inhibitors. Our principal competitors in the area of chemokine inhibitors, specifically CXCR4 and CCR5 chemokine inhibitors, include Merck & Co., Schering-Plough Corporation, GlaxoSmithKline and Pfizer Inc.

Phosphate Scavengers.  Our principal competitors in the area of new anti-hyperphosphatemia agents include Genzyme Inc. and Nephro-Tech Inc.

Platinum Anti-cancer Drugs.  Our principal competitors in the area of platinum anti-cancer drugs include Access Pharmaceuticals, Inc., GPC Biotech AG, Novuspharma SpA, Bristol-Myers Squibb Company, Sanofi SA, Alza Corporation, Shionogi & Co. and Asta Medica SA.

Imaging Agents.  Our principal competitors marketing or developing products using radiopharmaceuticals for the indications of infection and cancer include Nycomed Amersham plc, Mallinckrodt Inc., Schering AG, Cytogen Corp., Palatin Technologies Inc. and Immunomedics Inc.

Product Approval Process

The production and manufacture of our new drug product candidates, and our research and development activities, are subject to regulation for safety and efficacy by applicable government authorities.  In Canada, these activities are regulated by the Food and Drug Act (Canada) and the rules and regulations thereto, which are enforced by the Inspectorate of the Health Products and Food Branch (the "HPFB").  In the United States, drugs and biological products are subject to regulation by the Food and Drug Administration ("FDA").  Drug licensing laws require licensing of manufacturing facilities, carefully controlled research and testing of products, government review and approval of results prior to marketing products, and adherence to Canadian and U.S. cGMP during production.

The principal activities that must be completed before obtaining approval for marketing of any new drug product in Canada and the United States are as follows:

(a)

Preclinical Studies.  Preclinical studies are conducted in animals to test pharmacology, efficacy and toxicology and to do formulation work based on in vivo results.

(b)

Phase I Clinical Trials.  Phase I clinical trials consist of testing a product in a small number of humans, usually healthy subjects, to determine its toxicity, dose tolerance and pharmacokinetic properties.

(c)

Phase II Clinical Trials.  Phase II clinical trials usually involve a larger patient population than is required for Phase I trials and are conducted to evaluate the effectiveness of a drug in patients having the disease or medical condition for which the drug is indicated.  These trials also serve to identify possible common short-term side effects and risks in a larger group of patients.

(d)

Phase III Clinical Trials.  Phase III clinical trials involve conducting tests in an expanded patient population at geographically dispersed test sites (multi-centre trials) to establish clinical safety and effectiveness.  These trials also generate information from which the overall benefit-risk relationship relating to the drug can be determined and provide a basis for drug labelling.

Two key factors influencing the rate of progression of clinical trials are the rate at which patients can be recruited to participate in the research program and whether effective treatments are currently available for the disease the drug is intended to treat.  Patient recruitment is largely dependent upon the incidence and severity of the disease, the treatments available and the potential side effects of the drug to be tested.  An IND application must be filed and accepted by the HPFB or FDA, as applicable, before each phase of human clinical trials may begin.  The IND application must contain specified information including the results of the preclinical or clinical tests completed at the time of the IND application.  In addition, since the method of manufacture may affect the efficacy and safety of a drug, information on manufacturing methods and standards and the stability of the drug substance and dosage form must be presented so that the HPFB can ensure that the product which may eventually be sold to the public has the same composition as that determined to be effective and safe in the clinical trials.  Production methods and quality control procedures must be in place to ensure a relatively pure compound, essentially free of contamination and uniform with respect to all quality aspects.

Upon completion of all clinical trials the results are submitted to the HPFB as part of a new drug submission ("NDS") or to the FDA as part of a product license application or New Drug Application ("NDA") to obtain approval to commence marketing the drug.  We anticipate that HPFB and FDA marketing approval for the majority of products will take between 12 and 36 months from the date an NDS in Canada or an NDA in the United States is submitted.  In addition, an establishment license application must be filed and approved by the HPFB or FDA, as applicable, for the production of a product and test sites must demonstrate that cGMP standards have been maintained during preclinical and clinical evaluation.  The HPFB and FDA may require post-market surveillance programs to monitor a product's side-effects.  Results of post-marketing programs may limit or expand the further marketing of products.  A serious safety or effectiveness problem involving an approved drug may result in HPFB or FDA action requiring withdrawal of the product from the market and possible recall action.

Our or our corporate partners' success in ultimately obtaining marketing approval for products currently under development will depend on their ability to comply with worldwide regulations governing the manufacturing, quality control, preclinical evaluation and clinical testing of INDs.  Depending upon the circumstances surrounding the clinical evaluation of a product candidate, we may ourselves undertake clinical trials, contract clinical trial activities to contract research organizations or rely upon corporate partners for such development.  We believe that this approach will allow us to make cost effective development decisions in a timely fashion.

Process Development And Manufacturing

We currently have no plans to establish manufacturing facilities for the commercial production of our product development candidates.  Our strategy is to develop, manufacture and commercialize our therapeutic products through arrangements with major pharmaceutical and biotechnology companies and we may rely on such companies, licensees or other contract manufacturing entities for commercial scale manufacturing and marketing of our products.  There can be no assurance, however, that we will be able to reach satisfactory arrangements with such parties, that such arrangements will be successful or that our partners or contractors will be able to develop adequate manufacturing capabilities for commercial scale quantities.

Human Resources

As of March 31, 2004, we employed 90 persons, 71 of whom hold advanced degrees in science or business, including 46 who hold PhD, MD or MSc degrees. In addition, we maintain affiliations with major research centres including the Rega Institute of Leuven, Belgium and the ACTG. See "Narrative description of Business - Research Collaborations".

Facilities

Our head office and main laboratory is located in Langley, British Columbia, Canada.  The 32,000 square foot facility currently houses a modern laboratory and administrative offices.  We moved into these facilities in February of 1997 under a 10 year lease with the option of three additional five year renewal terms.  Annual lease commitments are approximately $590,000 over the term of the lease. We are presently adding an additional 1,200 square feet of the approximately 11,500 square feet within the building that we currently do not occupy in order to accommodate our growing clinical and regulatory groups.

RISK FACTORS

Investment in the Common Shares involves a high degree of risk and should be regarded as speculative due to the nature of our business and because our product candidates are still in research and development.  We have incurred losses and expect to incur further losses.

In addition to the other information contained in this Annual Information Form, the following factors should be considered carefully by investors when evaluating an investment in our securities.

Early Stage Development

We were founded in 1996 and are at an early stage of development.  We have not completed the development of any products and, accordingly, have not begun to market or generate revenues from the commercialization of our products.  Our products will require significant additional clinical testing and investment prior to commercialization.  A commitment of substantial resources by ourselves and our partners to conduct time-consuming research and clinical trials will be required if we are to complete the development of our portfolio of product candidates.  There can be no assurance that any of our products will meet applicable regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs or be successfully marketed.  Most of our products are not expected to be commercially available for several years.

Lack of Product Revenues; History of Operating Losses

To date, we have not recorded any revenues from the sale of products.  From our date of incorporation to March 31, 2004, we have accumulated net losses of approximately  $87.8 million.  We realized a net profit of $1,696,000 during the year ended March 31, 1999, due to the initial payment from AstraZeneca; however, typically such payments only occur when significant development milestones are achieved.  There can be no assurance that any such milestones will be achieved in the future.  See "Narrative Description of the Business - Prior Royalty Agreements" and Narrative Description of the Business - Corporate Partnerships".  Consequently, we expect losses to increase in the near term as we fund our clinical trials and eventually seek regulatory approval for the sale of our products.  We expect to continue to incur substantial operating losses unless and until such time as product sales and royalty payments generate sufficient revenues to fund our continuing operations or we receive milestone payments that exceed expenses.

Additional Financing Requirements and Access to Capital

Since inception, we have raised approximately $140 million, net of offering costs, from the sale of equity securities in private placements and public offerings. We will require substantial additional funds for further research and development, planned clinical trials and regulatory approvals.  Further funding for these purposes may be achieved through public or private equity or debt financings, collaborative arrangements with pharmaceutical companies and/or from other sources.  Further equity financings may substantially dilute the interest of our shareholders.  There can be no assurance that additional funding will be available at all or on acceptable terms to permit successful commercialization of our products.  Other than leases for certain capital equipment, we have no established bank financing arrangements, and there can be no assurance that we will be able to establish such arrangements on satisfactory terms.

Patents and Proprietary Rights

Our success will depend, in part, on our ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. We have filed and are actively pursuing applications for U.S., Canadian and foreign patents.  The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions.  Thus, there can be no assurance that any of our patent applications will result in the issuance of patents, that we will develop additional proprietary products that are patentable, that any patents issued to us or those that already have been issued will provide us with any competitive advantages or will not be challenged by any third parties, that the patents of others will not impede our ability to do business or that third parties will not be able to circumvent our patents.  Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of our products not under patent protection, or, if patents are issued to us, design around the patented products we developed or will develop.

We may be required to obtain licenses from third parties to avoid infringing patents or other proprietary rights.  No assurance can be given that any licenses required under any such patents or proprietary rights would be made available, if at all, on terms we find acceptable.  If we do not obtain such licenses, we could encounter delays in the introduction of products, or could find that the development, manufacture or sale of products requiring such licenses could be prohibited.

A number of pharmaceutical and biotechnology companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to or affect our business.  Some of these technologies, applications or patents may conflict with our technologies or patent applications.  Such conflict could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our patent applications.  In addition, if patents that cover our activities are issued to other companies, there can be no assurance that we would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology.  If we do not obtain such licenses, we could encounter delays in the introduction of products, or could find that the development, manufacture or sale of products requiring such licenses could be prohibited.  In addition, we could incur substantial costs in defending ourself in suits brought against us on patents it might infringe or in filing suits against others to have such patents declared invalid.

Since patent applications in the United States are maintained in secrecy until the patents issue or foreign counterparts, if any, publish and, since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we cannot be certain that we or any licensor were the first creator of inventions covered by pending patent applications or that we or such licensor was the first to file patent applications for such inventions.  Moreover, we might have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial cost to us, even if the eventual outcome were favourable to us.  There can be no assurance that our patents, if issued, would be held valid or enforceable by a court or that a competitor's technology or product would be found to infringe such patents.

Much of our know-how and technology may not be patentable.  To protect our rights, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements.  There can be no assurance, however, that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.  Further, our  business may be adversely affected by competitors who independently develop competing technologies, especially if we obtain no, or only narrow, patent protection.  See "Narrative Description of the Business - Intellectual Property".

Government Regulations

The manufacture and sale of human therapeutic and diagnostic products in the U.S. and Canada are governed by a variety of statutes and regulations in both countries.  These laws require approval of manufacturing facilities, controlled research and testing of products and government review and approval of a submission containing manufacturing, preclinical and clinical data in order to obtain marketing approval based on establishing the safety and efficacy of the product for each use sought, including adherence to cGMP during production and storage, and control of marketing activities, including advertising and labelling.

The products we are currently developing will require significant development, preclinical and clinical testing and investment of substantial funds prior to their commercialization.  The process of obtaining required approvals can be costly and time-consuming, and there can be no assurance that future products will be successfully developed and will prove to be safe and effective in clinical trials or receive applicable regulatory approvals.  Markets other than the United States and Canada have similar restrictions.  Potential investors and shareholders should be aware of the risks, problems, delays, expenses and difficulties which we may encounter in view of the extensive regulatory environment which controls our business.

Rapid Technological Change and Substantial Competition

We are engaged in a rapidly changing field.  Other products and therapies that will compete directly with the products that we are seeking to develop and market currently exist or are being developed.  Competition from fully integrated pharmaceutical companies and more established biotechnology companies is intense and is expected to increase.  Most of these companies have significantly greater financial resources and expertise in discovery and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing than ourselves.  Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and established biotechnology companies.  Many of these competitors have significant products that have been approved or are in development and operate large, well funded discovery and development programs.  Academic institutions, governmental agencies and other public and private research organizations also conduct research, seek patent protection and establish collaborative arrangements for therapeutic products and clinical development and marketing.  These companies and institutions compete with us in recruiting and retaining highly qualified scientific and management personnel.  In addition to the above factors, we will face competition based on product efficacy and safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capability, reimbursement coverage, price and patent position.  There is no assurance that our competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization, than our own.

Other companies may succeed in developing products earlier than ourselves, obtaining HPFB and FDA approvals for such products more rapidly than we will, or in developing products that are more effective than products we propose to develop. While we will seek to expand our technological capabilities in order to remain competitive, there can be no assurance that research and development by others will not render our technology or products obsolete or non-competitive or result in treatments or cures superior to any therapy we develop, or that any therapy we develop will be preferred to any existing or newly developed technologies.  See "Narrative Description of the Business - Competition".

Unproven Market

We believe that there will be many different applications for our products. We also believe that the anticipated market for our products will continue to expand.  These assumptions may prove to be incorrect for a variety of reasons, including competition from other products and the degree of our products' commercial viability.

Lack of Manufacturing and Marketing Experience

We have not yet introduced any products and have no manufacturing or marketing experience.  To be successful, our products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs.  In order to manufacture our products in commercial quantities, if we elect to do so, we will need to develop our own manufacturing facilities or contract with third parties to manufacture our products.  No assurance can be given that we will be able to make the transition to commercial production.

In addition, production of our products may require raw materials for which the sources and amount of supply are limited.  An inability to obtain adequate supplies of such raw materials could significantly delay the development, regulatory approval and marketing of our products.

Reliance on Key Personnel

We are dependent on certain members of our management and scientific staff, the loss of services of one or more of whom could materially adversely affect us.  Currently, three members of our management and scientific staff are permitted to work in Canada pursuant to employment authorizations issued by Immigration Canada.  Employment authorizations are required to be renewed periodically.  There is no assurance that the employment authorizations will be renewed.

Our ability to manage growth effectively will require us to continue to implement and improve our management systems and to recruit and train new employees.  Although we have done so in the past and expect to do so in the future, there can be no assurance that we will be able to successfully attract and retain skilled and experienced personnel.

Status of Healthcare Reimbursement

Our ability to commercialize products successfully may depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health coverage insurers and other organizations.  Third-party payers in the U.S. are increasingly challenging the price of medical products and services, and new legislation has been proposed to attempt to provide broader and better health care and to manage and contain its cost.  Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third-party coverage will be available to establish price levels sufficient for us to realize an appropriate return.

Foreign Exchange Fluctuation

We maintain our accounts in Canadian dollars.  A portion of our revenue and expenditures are in foreign currencies, most notably in U.S. dollars, and therefore we are subject to foreign currency fluctuations which may, from time to time, impact our financial position and results.  We enter into hedging arrangements typically through the use of forward or futures contracts to minimize the impact of decreases in the value of the U.S. dollar.

Potential Product Liability

Our business exposes us to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of therapeutic products.  Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity.  While we will continue to take precautions we deem appropriate, there can be no assurance that we will be able to avoid significant product liability exposure.  We have product liability insurance coverage to a maximum of $5 million per incident and an aggregate of $10 million.  Such insurance is expensive, difficult to obtain and may not continue to be available on acceptable terms, if at all.  An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our current or potential products.  A product liability claim brought against us in a clinical trail or a product withdrawal could have a material adverse effect upon us and our financial condition.

Dependence on Collaborative Partners

Our strategy is to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, manufacturing, marketing and commercialization of our products.  To date, we have also entered into research collaborations for the potential development and commercialization of our product candidates with pharmaceutical firms, pursuant to which we could receive additional funding, including milestone payments from those parties.  We intend to enter into additional corporate partnering agreements to develop and commercialize products based upon our products and technology.  There can be no assurance, however, that we will be able to establish such additional collaborations on favourable terms, if at all, or that our current or future collaborative arrangements will be successful.

Should any collaborative partner fail to develop or commercialize successfully any product to which we have rights, or any of the partner's products to which we have rights, our business may be adversely affected.  In addition, while we believe that our collaborative partners will have sufficient economic motivation to continue their funding, there can be no assurance that any of these collaborations will be continued or result in successfully commercialized products.  Failure of a collaborative partner to continue funding any particular program could delay or halt the development or commercialization of any products arising out of such program.  In addition, there can be no assurance that the collaborative partners will not pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including our competitors, as a means for developing treatments for the diseases targeted by our programs.

Hazardous Materials; Environmental Matters

Our discovery and development processes involve the controlled use of hazardous and radioactive materials.  We are subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products.  Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated.  In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources.  We are not specifically insured with respect to this liability.  Although we believe that we are in compliance in all material respects with applicable environmental laws and regulations and currently do not expect to make material capital expenditures for environmental control facilities in the near-term, there can be no assurance that we will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that our operations, business or assets will not be materially adversely affected by current or future environmental laws or regulations.

SELECTED FINANCIAL INFORMATION

Financial results for each of our fiscal years ended March 31, 1999 through 2004 summarized below:

Year ended March 31	2004	2003	2002	2001	2000	1999

Revenue	$2,022,000	$305,000	$5,224,000	$171,000	$ 248,000	$8,331,000
Net earnings (loss)	(17,531,000)	(20,437,000)	(13,643,000)	(11,686,000)	(10,858,000)	1,473,000
Total assets	69,717,000	58,589,000	79,692,000	93,348,000	74,107,000	58,527,000
Long-term debt	Nil	25,000	173,000	335,000	497,000	654,000
Per share earnings - Basic - Fully diluted	(0.64) (0.64)	(0.80) (0.80)	(0.53) (0.53)	(0.50) (0.50)	(0.52) (0.52)	0.09 0.09

Dividends	0	0	0	0	0	0

DIVIDENDS AND DIVIDEND POLICY

We did not pay any dividends in any of our fiscal years ended March 31, since our incorporation.  We intend to retain all available funds, if any, for use in our business and do not anticipate paying any dividends in the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS AND FINANCIAL STATEMENTS

Our Management's Discussion and Analysis ("the MD&A") and our comparative audited annual financial statements (the "Financial Statements") for the year ended March 31, 2004 (both included in our 2004 Annual Report, commencing at page 14 for the MD&A under the heading "management's discussion and analysis" and at page 30 for the Financial Statements), are incorporated herein by this reference.  Our MD&A and Financial Statements are available on SEDAR at www.sedar.com under our company name, AnorMED Inc.

MARKET FOR SECURITIES

Our common shares are listed and posted for trading on the Toronto Stock Exchange under the symbol "AOM".

INCORPORATION

We are incorporated under the Canada Business Corporations Act pursuant to articles of incorporation dated January 5, 1996.  On March 17, 1999, we amended our articles to create a class of preferred shares (the "Preferred Shares" see below), create special rights and restrictions for our Common Shares and our Preferred Shares and increase the minimum and maximum number of our directors from 1 to 3 and 10 to 18 respectively.

Our authorized share capital consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares issuable in one or more series, without par value.

Common Shares.  The holders of Common Shares are entitled to receive notice of any meeting of our shareholders and to attend and vote, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote.  Each Common Share entitles its holder to one vote.  Subject to the rights of the holders of Preferred Shares, the holders of Common Shares are entitled to receive on a pro-rata basis such dividends as our Board of Directors may declare out of funds legally available for this purpose.  In the event of the dissolution, liquidation, winding-up or other distribution of our assets, such holders are entitled to receive on a pro-rata basis all of our assets remaining after payment of all of our liabilities, subject to the rights of holders of Preferred Shares.  The Common Shares carry no pre-emptive or conversion rights.  As at March 31, 2004, 31,740,148 Common Shares were issued and outstanding.

Preferred Shares.  The Preferred Shares are issuable from time to time in one or more series, each series comprising the number of shares, designation, rights, privileges, restrictions and conditions determined by our Board of Directors.  The Preferred Shares will be entitled to priority over the Common Shares with respect to the payment of dividends and distributions in the event of our dissolution, liquidation or winding-up. The holders of Preferred Shares are entitled to receive notice of any meeting of our shareholders and to attend and vote, except as otherwise provided in the rights and restrictions attached to the shares by the Board of Directors.  As at March 31, 2004, there were no Preferred shares issued and outstanding we have no present intention to issue any Preferred Shares.

On September 7, 2000, our shareholders approved the adoption of a Shareholder Protection Rights Plan (the "Rights Plan") effective July 28, 2000, and expiring on July 28, 2010.  The Rights Plan is designed to protect our shareholders from unfair, abusive or coercive take-over strategies, including the acquisition of control by a bidder in a transaction that may not treat all shareholders equally or fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control.

The rights issued to shareholders under the Rights Plan entitle their holders (other than the acquiror) under certain conditions to acquire Common Shares at a 50% discount from the then prevailing market price if a person or related group acquires 20% or more of the outstanding Common Shares.

The dilutive effects of the rights are not triggered by a permitted bid as defined under the Rights Plan.  A permitted bid must meet certain requirements including the requirements that a take-over bid circular be prepared in compliance with applicable securities laws, the take-over bid be made to all shareholders and the take-over bid remain open for 60 days.  If a bidder does not wish to make a permitted bid, the Board of Directors may still elect to redeem the rights or waive the application of the Rights Plan and allow the offer to proceed without dilution to the bidder.

DIRECTORS AND OFFICERS

The names, municipalities of residence and principal occupations within the last five years of each of our directors and officers are as follows:

Name, Municipality of Residence and Present Position with the Company	Date Became a Director/Officer(1)	Principal Occupation Last Five Years(2)

David Scott(3)(4)(6)(7) Vancouver, British Columbia Chairman of the Board and Director	January 6, 1996	Corporate Director. Former President, MDS Ventures Pacific Inc., a subsidiary of MDS Capital Corporation (venture capital company)

Michael J. Abrams, Ph.D. Custer, Washington President, Chief Executive Officer and Director	January 6, 1996	Officer of the Company

Michael J. Cleare, Ph.D.(3)(7) Kennett Square, Pennsylvania Director	June 28, 1996

Executive Director, Columbia University Innovation Enterprise.  Former Managing Director and President, Electronics Materials Division and Pharmaceutical Materials Group, Johnson Matthey plc (advanced materials company)

Julia Levy, Ph.D. (3)(4) Vancouver, British Columbia Director	September 30, 1996	Executive Chairman Scientific Advisory Board and Director, QLT Inc. (biopharmaceuticals company)

Colin R. Mallet (5)(6) Vancouver, British Columbia Director	September 30, 1996	Corporate Director

Michael E. Phillips(4)(5)(6) Vancouver, British Columbia Director	October 31, 1997	Corporate Director. Former Senior Vice President Investment, Growthworks Capital Ltd., Manager of Working Opportunity Fund (EVCC) Ltd. (venture capital fund)

Willem Wassenaar, M.D.(5) Toronto, Ontario Director	September 30, 1996	Chairman, Pharmacy.ca (web-based retail pharmacy)
Edward J. Wawrzynczak, Ph.D.(7) Copenhagen, Denmark Director	March 18, 1998	Chief Portfolio Manager, Biotechnology & Healthcare, BankInvest Asset Management A/S (asset management company)

Felix Baker, Ph.D, New York, NY Director	April 27, 2004	Managing Partner of Baker Brothers Investments and a Managing Member of Baker Bros. Advisors, LLC

Name, Municipality of Residence and Present Position with the Company	Date Became a Director/Officer(1)	Principal Occupation Last Five Years(2)
W.J. (Bill) Adams, C.A. Langley, British Columbia Vice President, Finance, Chief Financial Officer and Secretary	June 27, 1997	Officer of the Company

Gary J. Bridger, Ph.D. Bellingham, Washington Vice President, Research and Development and Chief Scientific Officer	July 1, 2000	Officer of the Company

Gary B. Calandra, M.D., Ph.D. Cresco, Pennsylvania Vice President, Clinical Development	September 5, 2000	Officer of the Company

Paul A.Brennan, M.Sc. Surrey, British Columbia Vice President, Business Development	May 1, 2002	Officer of the Company

Renato T. Skerlj, Ph.D. Vancouver, British Columbia Vice President, Chemistry	March 13, 2002	Officer of the Company

Notes:

(1)

Each director is elected to hold office, subject to our  By-laws, until the next annual meeting of shareholders or until the successor is elected or appointed.

(2)

Our directors and officers have held their present principal occupations noted opposite their respective names through the last five years except as described below.

(3)

Member of the Compensation Committee.

(4)

Member of the Finance Committee.

(5)

Member of the Audit Committee.

(6)

Member of the Corporate Governance Committee.

(7)

Member of the Nominating Committee.

Board of Directors

The Board of Directors is responsible for supervising the management of the business and affairs of the Company, including the approval of major transactions such as strategic alliances, acquisitions and financings. The Board establishes the overall policies and standards for the Company and monitors and evaluates the Company's strategic direction and retains plenary power for those functions not specifically delegated by it to management.  The directors are kept informed of the Company's operations at meetings of the Board and its committees and through reports and analyses by management. At Board meetings, the directors, other than those who are also members of the Company's management, are given an opportunity to meet privately. At a minimum, the Board meets quarterly without the presence of the directors who are also members of management. The Board meets on a quarterly, regularly scheduled basis and more frequently as required. During 2004, the Board met formally 9 times. In addition, informal communications between management and directors occur apart from regularly scheduled Board and committee meetings.  Certain of the directors and senior officers of AnorMED and the members of AnorMED's advisory boards are employed by or affiliated with organizations which have entered into research agreements with

AnorMED.  As disputes may arise between these organizations and AnorMED, or certain of these organizations may undertake or have undertaken research with competitors of AnorMED, there exists the possibility for such persons to be in a position of conflict. However, these persons have a duty to deal fairly and in good faith with AnorMED and such other organizations in making any decision or recommendation involving AnorMED. In addition, as applicable, such directors, officers and advisory board members will refrain from voting on any matter in which they have a conflict of interest.

Committees of The Board of Directors

The Board of Directors has established five standing committees, the Finance Committee, the Compensation Committee, the Nominating Committee, the Corporate Governance Committee and the Audit Committee.  The Board of Directors has delegated certain responsibilities to each of these committees and has also instructed each of them to perform certain advisory functions and make recommendations and report to the Board.  The mandate of each committee is available on our website www.anormed.com.  Under almost all circumstances, matters falling under the responsibility of these committees are received as recommendations and dealt with at meetings of the entire Board. The Board of Directors in currently composed of nine (9) directors, eight of whom are independent of management, free of any interst and any business or other relationship, other than arising from their shareholdings, that could interfere with their ability to act with a view to the best interests of the Corporation.  Seven of the eight independent directors have been nominated for re-election at the upcoming Annual and Special General Meeting; the eighth has chosen to retire and not stand for re-election.  The Board has not appointed an executive committee of the Board.

Finance Committee

The finance committee deals with issues relating to the Company's cash resources and the possible need to augment those cash resources with additional financing, public or private, bank borrowing, and other forms of financing.  The committee monitors the Company's investor relations program and progress towards the investor relations' objectives as amended from time to time.  As well, the Committee will monitor the Company's Confidentiality and Insider Trading policies and ensure that mechanisms are in place to apply those policies.  In Fiscal 2004 the Finance Committee met formally two times.  The committee is composed of Mr. Scott, Dr. Levy, and is chaired by Mr. Phillips, all of whom are independent, unrelated directors.

Compensation Committee

The Compensation Committee is responsible for establishing and monitoring the Company's long range plans and programs for attracting, retraining, developing and motivating employees. The committee reviews recommendations for the appointment of persons to senior executive positions, considers terms of employment and matters of compensation including assessing the achievement of corporate as well as individual objectives for the purpose of calculating annual cash bonuses and recommending awards under the Company's incentive stock option plan for all employees including the CEO and Senior Officers.  The Compensation Committee periodically reviews the risks of not retaining key staff and not adequately providing for succession of all key staff, and satisfies themselves that these risks are being managed.  In Fiscal 2004 the Compensation Committee met three times. The committee is composed of Mr. Scott, Dr. Cleare, and Dr. Levy, all of whom are independent, unrelated directors.

Nominating Committee

The Nominating Committee is responsible for identifying, evaluating and recommending  nominees for the Board of Directors. The committee has an objective to nominate a balanced mix of Board members with the experience and expertise to ensure that the Board is composed of individuals who will best serve the interests of the Company and enhance shareholder value. The Nominating Committee held six formal meetings in Fiscal 2004. The committee is composed of Dr. Cleare and Dr. Wawrzynczak and is chaired by Mr. Scott, all of whom are independent, unrelated directors.

Corporate Governance Committee

The Corporate Governance Committee has the mandate for making recommendations to the full Board with respect to developments in the area of corporate governance and the practices of the Board.  This committee is also responsible for reviewing succession planning, assessing the performance of the Board and individual directors, and ensuring the Board is monitoring business risk mitigation.  The committee held one meeting in Fiscal 2004. The committee is currently composed of Mr. Scott, Mr. Phillips and is chaired by Mr. Mallet, all of whom are independent, unrelated directors.

Audit Committee

The Audit Committee meets with the financial officers of the Company and the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures, and the audit procedures and plans. The committee also makes recommendations to the Board regarding the appointment of independent auditors. In addition, the committee reviews and recommends to the Board for approval the annual financial statements and the annual report and certain other documents including the interim financial statements required by the regulatory authorities.  The committee has adopted an Audit Committee Mandate, approved by the Board of Directors, that reflects these and other responsibilities. See "Audit Committee Mandate". The committee has also adopted a policy that requires its approval of non-audit services to be provided by the Company's auditors. See "Pre-Approval Policies and Procedures of Non-Audit Services." In Fiscal 2004 the Audit Committee met formally four times.  The committee is composed of Mr. Mallet, Mr. Phillips, and is chaired by Dr. Wassenaar, all of whom are independent, unrelated directors.

Education and Experience of Members of the Audit Committee

All three members of the Audit Committee are independent and financially literate, based on either their experience as a chief executive of a public and/or private company or their experience in the venture capital industry. See "Biographies of Directors and Executive Officers" for a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.

Audit Committee Mandate

The Company has adopted a mandate to guide the Audit Committee in the fulfillment of its purpose. The mandate is reviewed by the Board of Directors on a periodic basis. The mandate as most recently approved by the Board of Directors is attached as an appendix to this Annual Information Form and is available on the Company's website at www.anormed.com

Pre-Approval Policies and Procedures of Non-Audit Services

The Company has complied with the Canadian Institute of Chartered Accountants' revised Rules of Professional Conduct on auditor independence (the "Rules") by adopting pre-approval policies and procedures for non-audit services to be provided by the Company's auditors, KPMG LLP ("KPMG"). As they relate to public companies these new Rules are very similar to the revised independence rules of the Securities and Exchange Commission (SEC) that became effective on May 6, 2003. They include prohibitions or restrictions on services that may be provided to audit clients and require that all services provided to a listed entity audit client, including its subsidiaries, be pre-approved by the client's audit committee. The Rules identify the following ten types of non-audit services that are deemed inconsistent with an auditors' independence ("Prohibited Services"): bookkeeping or other services related to the audit client's accounting records or financial statements; financial information systems design and implementation; appraisal or valuation services for financial reporting purposes; actuarial services for items recorded in the financial statements; internal audit outsourcing services; management functions; human resources; certain corporate finance and other services; legal services; certain expert services unrelated to the audit. The Rules provide further details as to the specific nature of services within these categories that are prohibited. The Company will not engage KPMG to carry out any Prohibited Service. For services that are not prohibited the following pre-approval policies will apply:

  The Audit Committee will pre-approve all audit services provided by KPMG through their  recommendation of KPMG as shareholders' auditors at the Company's annual meeting and through the Audit Committee's review of KPMG's annual audit plan.

  Annually, the Audit Committee will review a list of audit, audit-related, tax and other nonaudit services and recommend pre-approval of these services for the upcoming year. Any additional requests will be addressed on a case-by-case specific engagement basis as described below. The Audit Committee will be informed quarterly of the services on the preapproved list for which the auditor has been engaged.

  All requests to engage KPMG for other services will be addressed on a case-by-case specific engagement basis. The Company employee making the request is to submit the request for service to the Company's Vice President, Finance. The request for service would include a description of the service, the estimated fee, a statement that the service is not a Prohibited Service and the reason KPMG is being engaged.

For services where the aggregate fees are estimated to be less than or equal to $10,000, recommendations, in respect of each engagement, will be submitted to the chairman of the Audit Committee for consideration and approval. The full Audit Committee will subsequently be informed of the service, at its next meeting. The engagement may commence upon approval of the chairman of the Audit Committee. For services where the aggregate fees are estimated to be greater than $10,000, recommendations, in respect of each engagement, will be submitted by the Company's Vice President, Finance to the full Audit Committee for consideration and approval, generally at its next meeting. The engagement may commence upon approval of the Committee.

External Auditor Service Fees

The aggregate fees billed for professional services rendered by KPMG and other accounting firms for the years ended March 31, 2004 and March 31, 2003 are as follows:

Fiscal year ended March 31,	2004	2003
KPMG LLP
Audit Fees (for audit of the Corporation's annual financial statements for the respective year and reviews of the Corporation's quarterly financial statements)	$ 46,668	$ 44,843
Audit-Related Fees (for accounting consultation)	13,500	8,184
Total audit and audit-related fees	60,168	53,027
Tax Fees (for preparation of tax returns and advice relating to employment and corporate tax planning)	33,580	29,230
Fees related to the 2003 Common Share Financing including review and translation of prospectus	43,047	-
All Other Fees (for customs/VAT planning and employment termination issues)	23,900	-
	$ 160,695	$ 82,257
Ernst & Young LLP
Sales Tax Consulting Fees	-	22,662

Total Fees	$ 160,695	$ 104,919

The Audit Committee considered and concluded that the provision by KPMG LLP of such audit, audit-related, tax and other services as were provided to the Corporation in Fiscal 2004, is compatible with maintaining the independence of KPMG LLP.

Record of Attendance at Board and Committee Meetings

The following table sets forth the record of attendance of Directors at meetings of the Board of Directors and for the relevant committees to which each director belongs during the fiscal year ended March 31, 2004

Director	Attendance at Board Meetings	Attendance at Committee Meetings

David Scott	8 of 9	12 of 12

Michael J. Abrams	9 of 9	N/A

Felix J. Baker[1]	0 of 0	N/A

Michael J. Cleare	9 of 9	8 of 9

Julia Levy	8 of 9	4 of 5

Colin R. Mallet	7 of 9	4 of 5

Michael Phillips	9 of 9	6 of 6

Willem Waasenar	8 of 9	4 of 4

Edward J. Wawrzynczak	9 of 9	6 of 7

[1]Felix Baker joined the Board on April 27, 2004

Senior Management and Directors

The following are brief biographies of our senior management team and directors:

David Scott, M.B.A., Chairman of the Board and Director.  David Scott, of Vancouver, British Columbia, has been the Chairman and a Director of AnorMED since 1996.  As well, Mr. Scott is the Chairman of AnorMED's Compensation and Nominating Committees and a member of the Finance Committee and the Corporate Governance Committee.  A graduate of the Ivey School of Business at the University of Western Ontario, he has spent over 30 years in the investment management field and as a corporate director.  He founded, built, and sold a mutual found management company.  Mr. Scott is Chairman of the Investment Advisory Board of the British Columbia Life Sciences Fund.  He is Chairman and Director of AnorMED Inc. and of Micrologix Biotech Inc. and a board member of VSM Medtech Ltd. and Clarington Funds Inc.  He was a Founding Director of the Academy of Chief Executives of Technology Companies.

Michael J. Abrams, Ph.D., President, Chief Executive Officer and Director.  Michael Abrams, of Custer, Washington, USA, has been a Director and Chief Executive Officer of AnorMED since its inception in 1996.  Dr. Abrams has been active in the research, discovery and development of pharmaceuticals for over 20 years. In 1984 he joined Johnson Matthey PLC (together with its affiliates, "JM") and in 1991, was promoted to Manager, Biomedical Research, worldwide for JM.  In June 1996 Dr. Abrams initiated the Canadian venture-backed financing of AnorMED Inc.  He is an inventor on the patents that led to the development of the Bristol-Myers Squibb technetium-99m heart imaging agent, Cardiolite and is a co-inventor on several products currently in clinical trials.  He is also a named inventor on an additional 15 patents and has authored over 60 scientific articles.  Dr. Abrams currently serves as a Director on the Boards of two early stage biotechnology companies. He is also an Adjunct Professor at the University of British Columbia.

Michael J. Cleare, Ph.D., Director.  Michael Cleare, of Kennett Square, Pennsylvania, U.S.A., has served on the Board of AnorMED since June 1996, and currently is a member of AnorMED's Compensation and Nominating committees as well as serving as the Corporation's designated Ombudsman.  Dr. Cleare's experience ranges from a Senior Research and Development Executive through to Business Development to a range of senior business management positions. He currently is the Executive Director, Science & Technology Ventures for Columbia University in New York, a position he has held since August 2000.  Prior to that, Dr. Cleare spent 30 years with JM, a UK based multinational world leader in advanced materials technology.  While with JM he was involved in the discovery and development of a major new class of anti-cancer drugs (platinum based - particularly carboplatin) and served as President of several of the company's major divisions, including Pharmaceutical Materials, Chemicals and Metals, Catalytic Systems and Electronic Materials.  He has managed complex global businesses, negotiated and closed multi-million dollar licensing and technology transfer deals, and entered into multiple research funding agreements with major universities.

Julia Levy, Ph.D., Director.  Julia Levy, of Vancouver, British Columbia, has served on the Board of AnorMED since September 1996.  She currently is a member of AnorMED's Compensation and Finance Committees.  Dr. Levy has been involved in the biotechnology community for most of her career.  She is co-founder of QLT Inc., retired as President and Chief Executive Officer of QLT in February 2002 and is now Executive Chairman of the Scientific Advisory Board of QLT.  From 1986 to 1996, Dr. Levy held positions with QLT as a Vice President, Senior Vice President and Acting President and Chief Executive Officer.  She was also a Professor of Microbiology at the University of British Columbia from 1973 to 1999 and is a Fellow of the Royal Society of Canada and past President of the Canadian Federation of Biological Sciences.  Dr. Levy has earned numerous awards and honors including an appointment as an Officer of the Order of Canada in 2001.  Dr. Levy is a director of a number of private biotechnology companies as well as the Working Opportunity Fund, a labour-sponsored mutual fund.

Colin R. Mallet, Director.  Colin Mallet, of Vancouver, British Columbia, has served on the Board of AnorMED since September 1996.  He currently serves as the Chair of AnorMED's Corporate Governance Committee and is a member of the Audit Committee.  Mr. Mallet has worked in senior executive positions in the pharmaceutical industry in Canada, United Kingdom, Switzerland, Sweden and South East Asia. He was President and CEO of Sandoz Canada Inc (now Novartis) for seven years during which time he had full financial responsibility for the operations of Sandoz Canada. He is also a Past Chair of the Canadian Association of Research based Pharmaceutical companies.  Over the last decade, Mr. Mallet has also sat on the Audit committees of the boards of some 10 companies operating in the pharmaceutical/biotech field.  He is currently on the boards of four public Canadian companies in the healthcare field, and chairs the Corporate Governance Committees and sits on the Audit Committees for all of these companies.

Michael E. Phillips, Director.  Michael Phillips, of Vancouver, British Columbia, has served on the Board of AnorMED since October 1997.  He currently is the Chair of AnorMED's Finance Committee and a member of the Audit and Corporate Governance Committees.  Mr. Phillips worked in the venture capital business for over 23 years with the Business Development Bank of Canada, Vencap Equities (Alberta) Ltd., and recently retired as Senior V.P. Investment of GrowthWorks Capital Ltd., the manager of the Working Opportunity Fund (EVCC) Ltd., a British Columbia venture capital fund with over $400 million under management.  Mr. Phillips also serves as a director of Great Canadian Railtour Company Ltd., Clearwater Technologies Inc., Xillix Technologies Corp., and is Chairman of the Board and Chair of the Audit Committee for two of these companies.

Willem Wassenaar, M.D., M.Sc., M.B.A., Director. Willem Wassenaar, of Toronto, Ontario, has served on the Board of AnorMED since September 1996. He currently is the Chair of AnorMED's Audit Committee. Dr. Wassenaar is Chairman and founder of Pharmacy.ca, a web-based retail pharmacy focused on personalized medicine, and a director on the boards of Spectral Diagnostics Inc. and Sunnybrook Working Ventures Medical Break Through Fund.  In the past Dr. Wassenaar has served on the Boards of Drug Royalty Corporation Inc. and GlycoDesign Inc.  Dr. Wassenaar has served or continues to serve on the audit committee of each of the companies.  Dr. Wassenaar has held senior executive positions at Ferring Inc Canada, Ferring Laboratories US, Sterling Drug Ltd Canada and Weyth Ltd Canada.  His executive responsibilities have included clinical research, regulatory affairs, product development, marketing and sales, and general management.  He holds a number of issued patents and patent applications.  Dr. Wassenaar was a member of the Ontario Medical Association Committee on Insurance for eighteen years and serve as Committee Chair for four of those years.  He was also a Member of the Board of Directors of the Pharmaceutical Manufacturers Association of Canada.  Dr. Wassenaar received his M.D from the University of Western Ontario and holds a Master of Science degree from the University of Toronto and a Master of Business Administration from York University.

Edward J. Wawrzynczak, Ph.D., Director.  Edward Wawrzynczak, of Redhill Surrey U.K. has served on the Board of AnorMED since March 1998 and currently is a member of the Nominating Committee.  Dr Wawrzynczak has over 20 years experience in biomedical research and health care investment.  He is currently the Chief Portfolio Manager, Biotechnology and Healthcare for BankInvest Asset Management A/S, Denmark, where he has been responsible for investments in listed biotechnology and healthcare companies since October 2001.  From February to September 2001, he was the Principal of Tardis Consulting UK, advising seed and venture capital funds.  From July 1992 to January 2001, he was an investment executive with Rothschild Asset Management Limited UK and latterly the Head of the Bioscience Unit.  During this time, Dr.Wawrzynczak also served as a director of several biotechnology companies.  Between 1987 and 1992, Dr.Wawrzynczak was the Head of the Drug Targeting Laboratory at the Institute of Cancer Research/Royal Cancer Hospital.

Felix Baker, Ph.D., Director. Felix Baker, of New York, New York, joined the Board of AnorMED in April of 2004. Dr. Baker has extensive experience in business and finance having co-founded a biotechnology investing partnership with his brother Julian Baker which they have managed since 1994.  The Bakers have partnered with major university and other endowments to form a family of healthcare investment funds known as Baker Brothers Investments.  Dr. Baker is currently a managing member of Baker Bros. Advisors, LLC. Dr. Baker holds a B.S. and a Ph.D. in Immunology from Stanford University, where he also completed two years of medical school. He is also a director of four other public biotechnology companies including: Neurogen Corp., ConjuChem Inc., Seattle Genetics Inc. and Trimeris Inc.

W.J. (Bill) Adams, C.A., Vice President, Finance, Chief Financial Officer, Secretary and Treasurer.  Mr. Adams has been with AnorMED since June 1997 and is responsible for the Company's financial operations. Since joining AnorMED he has brought in over $130 million in equity capital including an initial public offering on the Toronto Stock Exchange in 1999 as well as three subsequent public financings. Prior to joining AnorMED, Mr. Adams was Chief Financial Officer of a TSE listed technology company, and prior to that he was an audit manager with KPMG. He is a Chartered Accountant and holds a Bachelor of Commerce Degree from the University of British Columbia.

Gary J. Bridger, Ph.D, Vice President, Research and Development, Chief Scientific Officer.  Dr. Bridger is a founding member of AnorMED.  He is responsible for the coordination of the Company's research and development activities including the initiation of new projects as well as providing scientific support to ongoing clinical and development programs.  Dr. Bridger has been instrumental in building the Company's research group from its inception to its current complement of over 70 scientists. Prior to joining AnorMED, Dr. Bridger played a leading role in all aspects of chemistry research for Johnson Matthey's biomedical research group.  Dr. Bridger is a named inventor on 11 patents, 27 patent applications, and is the author of more than 50 scientific articles.  In 1987, he received a Ph.D. in Chemistry from the University of Manchester Institute of Science and Technology (U.K.) and did post-doctoral research at Boston College.

Gary B. Calandra, M.D., Ph.D., Vice President, Clinical Development. Dr. Calandra joined AnorMED in September 2000 and is responsible for leading and directing the Company's clinical research activities.  Dr. Calandra has over 20 years of clinical trial experience in the areas of infectious and inflammatory disease.  He was formerly the Vice-President, Clinical Development at Pasteur Merieux Connaught in Swiftwater, Pennsylvania and prior to that was Senior Director, Clinical Research at the Merck Research Laboratories in West Point, Pennsylvania.  While at Merck, one of Dr. Calandra's areas of responsibility was the development of Crixivan for HIV infection.

Paul A. Brennan, M.Sc.,Vice President, Business Development.  Mr. Brennan joined AnorMED in May 2002 and brings over 13 year's global experience in the biotechnology and pharmaceutical industries.  As Director, Global Licensing at AstraZeneca he was responsible for product licensing, technology evaluation and acquisitions. Prior to its merger with Zeneca, Mr. Brennan held the position of Director of International Regulatory Affairs at Astra Draco AB. Mr. Brennan is responsible for leading AnorMED's partnering initiatives and ongoing licensing activities, as well as strategic planning for new product development. Mr. Brennan received a Masters of Science degree from Queen's University, Ontario.

Renato T. Skerlj, Ph.D., Vice President Chemistry.  Dr. Skerlj joined AnorMED in May 1998 and is responsible for leading and directing the activities of AnorMED's Chemistry group.  From October 1995 until May 1998 Dr. Skerlj held the position of Senior Research Chemist at Merck & Co., Inc.  Prior to October 1995 Dr. Skerlj was a Senior Scientist with Johnson Matthey's biomedical research group. Dr. Skerlj is a named inventor on 7 patents, 23 patent applications, and is the author of over 25 scientific articles. He received a Ph.D. in Chemistry from the University of British Columbia and did post-doctoral research at the University of Oxford (U.K.) and Ohio State University.

The directors and executive officers of AnorMED as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 472,293 or 1.5% (2,067,293 or 5.9%) on a fully diluted basis) of our issued and outstanding common shares as of the date hereof.  In addition, Mr. Felix Baker is a managing partner of Baker Biotech Fund I, L.P., Baker Biotech Fund II, L.P., Baer/Tisch Investments, L.P., Baker Bros. Investments L.P., Baker Bros. Investments II, L.P., and Baker Biotech Fund II (Z), L.P., New York, New York, which beneficially own, in the aggregate, 5,189,050 or 16.3 % of our issued and outstanding common shares.

Scientific Advisory Board

We have formed a Scientific Advisory Board composed of scientists having professional experience and valuable expertise in various therapeutic or research fields that relate to our research and development programs. At our request, these scientific advisors review and provide us with advice regarding individual research and development projects. Advisors have all executed confidentiality agreements. The Scientific Advisory Board meets at least annually and makes its recommendations directly to management. Members of the Scientific Advisory Board are paid a fee of U.S.$2,500 for each meeting attended plus travel expenses and each member has been awarded options under our incentive stock option plan. The following are brief biographies of the members of this advisory board:

Dr. A. Hilary Calvert, M.Sc., M.D., FRCP, FMedSci, Professor of Medical Oncology and Clinical Director of the Northern Institute for Cancer Research, The University of Newcastle-upon-Tyne, U.K.  Professor Calvert obtained his medical qualifications (M.D.) from Cambridge University (U.K.) and from University College Hospital Medical School, London, in 1972. His continued studies in the field of cancer chemotherapy culminated in an M.D. Thesis in 1981 on the clinical applications of antifolates. Professor Calvert is a world leader in the clinical introduction of new anticancer drugs. He played a key role in the introduction of carboplatin into clinical practice and in the development of novel antifolates, recently leading to the registration of pemetrexed for mesothelioma and non-small cell lung cancer. He is on the editorial board of five cancer/pharmacology journals and has published over 190 full papers in referred journals. Professor Calvert is the Chairman of the Cancer Research UK Phase I/II Committee (Clinical) and a member of the same charity's New Agents Committee, Development Committee and Clinical Trials Advisory Awards Committee.  He is a Member of the Medical Research Council Health Services and Public Health Research Board and European Organization for Research and Treatment of Cancer (EORTC) Pharmacokinetics and Molecular Mechanisms. In addition, he is a member of the European Drug Development Network, devoted to coordinating early clinical trials being conducted by the various European organizations and in 2001 was elected as a Fellow of the Academy of Medical Sciences, U.K. (F MedSci).

Dr. Erik De Clercq, M.D., Ph.D., Rega Institute, Katholieke Universiteit, Leuven, Belgium.  Dr. De Clercq was born in Dendermonde, Belgium, on March 28, 1941. He received his M.D. degree in 1966 and his Ph.D. in 1972 both from the Katholieke Universiteit Leuven (K.U.Leuven) in Belgium. After having spent two years at Stanford University Medical School as a postdoctoral fellow, he returned to the K.U.Leuven Medical School, where he became docent (assistant professor) in 1973, professor in 1975, and full professor in 1977. He teaches the courses of Cell Biology, Biochemistry, Microbiology and Virology in the first, second and third undergraduate years of the Medical School at the K.U.Leuven and K.U.Leuven Campus Kortrijk. Prof. E. De Clercq served as chairman of the Department of Microbiology from 1986-1991. Since 1999 (until 2004) he is, again, serving as chairman of the Department of Microbiology and Immunology. In 1985, he became President of the Rega Foundation and, in 1986, Chairman of the Directory Board of the Rega Institute for Medical Research. He is a titular member of the Belgian Royal Academy of Medicine and the Academia Europaea, and has also held the Prof. P. De Somer Chair of Microbiology at the K.U.Leuven. Prof. E. De Clercq's scientific interests are in the antiviral chemotherapy field, and, in particular, the development of new antiviral agents for the treatment of various viral infections, including AIDS.

Dr. Dominique Schols, Ph.D., Professor of the Faculty of Medicine at Katholieke Universiteit, Leuven, Belgium Dr. Schols has more than 160 scientific publications in peer-reviewed journals mainly focused on HIV and on the mechanism of action of potential AIDS drugs. He obtained his Ph.D. in 1991 at the Rega Institute of Medical Research at the Faculty of Medicine of the Katholieke Universiteit Leuven and was a post-doctoral fellow at the department of Human Immunology, DNAX Research Institute, Palo Alto (CA, U.S.A.) for 3 years. Since 1995, he has been a member of the academic staff in Microbiology at the Katholieke Universiteit Leuven.  In 1997, he made the initial discovery that AMD3100 specifically interacted with the HIV co-receptor, CXCR4, thereby explaining its mechanism of anti-HIV activity that was initially reported in 1992.  Since 1998, he has been directly involved in the evaluation of AnorMED's compounds for their anti-HIV activity and their interaction sites with the HIV co-receptors.

Dr. Robert Schooley, M.D., Director of the Infectious Disease Division, Professor of Medicine at the University of Colorado Health Sciences Center.  Dr. Schooley has served as Chair of the Executive Committee and of the Immunology Committee of the National Institutes of Health (NIH) AIDS Clinical Trials Group, and as a member and Chair of the AIDS and Related Retroviruses I Study Section of the NIH. He is also a staff physician for the University of Colorado Hospital and the Denver Veterans Affairs Medical Center.

Dr. Thue W. Schwartz, M.D., University of Copenhagen, Copenhagen, Denmark.  Professor Schwartz obtained an M.D. from the University of Copenhagen, trained in protein chemistry at the University of Aarhus, was a post-doctoral Fellow at the Department of Biochemistry at the University of Chicago and holds a D.M.Sc. from the University of Copenhagen.  He is currently a Professor of Molecular Pharmacology at the University of Copenhagen where his research is primarily focused on studying the structural and molecular biology of seven transmembrane G-coupled receptors.  He was previously research professor at the Danish Medical Research Counsil and prior to that he was a research director at Novo Nordisk A/S where he led Departments of Computational Chemistry, Molecular Genetics, and Molecular Pharmaology.  Professor Schwartz has published approximately 210 scientific papers, has received many prizes and honors including the Jahre Prize (Olso 1990), the Viktor Mutt award (Santa Barbara, 1995), and recently the Lundbeck Foundation prize and the Novo Nordisk Prize. He is also a member of the Royal Danish Academy of Sciences.  Professor Schwartz is the Chief Scientific Officer of 7TM Pharma A/S and has been on the board of directors of NeuroSearch A/S as well as Profound Pharma A/S, Nuevolution A/S,  GastroTech A/S of which he was a co-founder.

Dr. David C. Dale, M.D., Professor of Medicine at the University of Washington.  Dr. Dale is actively involved in teaching and patient care at the University of Washington Medical Center. He previously served as the Dean of the School of Medicine, University of Washington (1982-1986), President of the medical honor society Alpha Omega Alpha (1996-2002), and Chair of the Board of Governors for the American College of Physicians (2002-2003). He is currently a member of the Board of Regents for the American College of Physicians and Editor-in-Chief of the medicine textbook, Scientific American Medicine. Dr. Dale graduated from Harvard Medical School in 1966 and trained in Internal Medicine at the Massachusetts General Hospital Boston and the University of Washington Medical Center, Seattle.

Douglas W. Losordo, M.D., Chief of Cardiovascular Research and Director of the Catheterization Laboratory at Caritas St. Elizabeth's Medical Center.  Dr. Losordo is also an associate professor of medicine at Tufts University School of Medicine. Dr. Losordo currently holds grant support to further the study on gene and cell therapy for heart vascular diseases, and has published more than 100 scientific research papers, abstracts and book chapters.  He serves on the editorial boards of the Journal of the American College of Cardiology, Circulation Research and Circulation. Dr. Losordo received his medical degree from the University of Vermont, and is board-certified in internal medicine and cardiovascular disease.  He is a fellow of the American College of Cardiology, the American Heart Association, the American College of Physicians, and the American College of Chest Physicians

ADDITIONAL INFORMATION

We will provide to any person or company, on written request to our Corporate Secretary, copies of the following documents:

(a)

when our securities are in the course of a distribution pursuant to a preliminary short form prospectus or a short form prospectus:

(i)

one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

(ii)

one copy of our comparative audited financial statements for our most recently completed financial year for which financial statements have been filed, together with the auditors' report thereon, and one copy of any of our interim financial statements that have been filed subsequent to the financial statements for our most recently completed financial year;

(iii)

one copy of our Management Proxy Circular in respect of our most recent annual meeting of shareholders that involved the election of directors; and

(iv)

one copy of any other documents that are incorporated by reference into our preliminary short form prospectus or short form prospectus and are not provided under (i) to (iii) above; or

(b)

at any other time, one copy of any of our documents referred to in (a)(i), (ii) and (iii) above, provided that we may require payment of a reasonable charge for such copy if the request is made by a person who is not our security holder

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Management Proxy Circular for our most recent annual general meeting of shareholders that involves the election of directors.  Additional financial information is provided in our comparative audited annual financial statements for the year ending March 31, 2004.  A copy of these documents may be obtained upon request from our Corporate Secretary or can be obtained from SEDAR at www.sedar.com under our company name, AnorMED Inc.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of AnorMED, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  AnorMED does not expect to update forward-looking statements continually as conditions change.  Please refer to the full disclosure of risk factors associated with AnorMED's business contained elsewhere in this Annual Information Form.

GLOSSARY OF TERMS

Term	Definition

Analog	A structural derivative of a compound.
cGMP (current Good Manufacturing Practices)	Codes of manufacturing practices published by the FDA and the HPFB intended to ensure that drug products are consistently manufactured to a quality appropriate for their intended use.
Chemotherapy	The treatment of disease with drugs, most often used for describing the treatment of cancer. These drugs interfere with the growth and division of cancer cells.
Chemokine	A type of biological signalling molecule.
Clinical trials	Organized studies with human patients designed to provide statistically relevant clinical data for determining the efficacy or safety of new therapeutic agents and diagnostic and medical devices.
Combination therapy	Patients are given two or more drugs in combination in order to increase efficacy by attacking the disease using two or more different routes.
Coordination chemistry	The science of how metal atoms interact with molecules and ions.
DNA (Deoxyribonucleic acid)	The chemical compound present in all cells of the body that is the carrier of genetic information.
Efficacy	The ability to produce a desired effect.
FDA (Food and Drug Administration)	The United States federal government agency that regulates the production, safety and efficacy of biological and pharmaceutical products in the United States.
Formulation

Preparation of the end-use dosage form of a drug by combining a pharmacologic product with non-medicinal agents.  These agents can include solvents, preservatives, stabilizers, colorants, fillers and disintegrating agents to create the final dosage form (e.g. capsule, tablet or injection).

Genes	Small sections of a chromosomal DNA that carry the specific genetic information required for the production of a protein molecule by a cell.
HPFB (Health Products and Food Branch)	An agency of the Department of Health Canada that regulates the production, safety and efficacy of biological and pharmaceutical products in Canada.
In Vitro	Taking place outside the living body; sometimes used to include the growth of cells from multicellular organisms under cell culture conditions.
In Vivo	Taking place in a living organism.
IND (Investigational New Drug) application

A request for acceptance from the FDA or the HPFB to conduct a clinical evaluation of an IND. An IND application must include information on animal tests, a description of the proposed clinical trial and a list of investigators and their qualifications.

Intravenous	Within a vein or veins.
Isotopes	Variant forms of a chemical element (at the atomic level) that differ from each other in atomic mass.
Kidney dialysis	A procedure for removing nitrogenous wastes (urea) from the body when the kidneys are not functioning effectively.
Linker	A chemical entity which holds two separate molecules together.
MRI (Magnetic Resonance Imaging)	A computerized diagnostic imaging system that uses radio frequency radiation as a source of energy for visualizing internal organs.

Term	Definition
NDA (New Drug Application)

An application to the FDA for marketing approval for a new therapeutic agent made upon successful completion of clinical trials. The review time for a NDA is typically between 12 and 36 months and encompasses a review of all information related to animal tests, clinical trials, pharmacokinetics, drug manufacturing, processing and packaging.

Pharmacokinetics	The study of how a drug is absorbed by, distributed through and excreted by the body.
Radioisotopes	Isotopes which emit radiation.
Receptor	A structure within a cell or on the surface of a cell that selectively binds a specific substance resulting in a specific physiologic effect.
Scavenger	A substance added to remove unwanted substances.
Subcutaneous	Under the skin.
Technetium	A radioactive element widely used in nuclear medicine imaging studies.
Therapeutics

Products for treating medical disorders or diseases, including synthetic small molecule drugs (pharmaceuticals), biologically derived agents (biopharmaceuticals), plant or animal extracts, human tissue products, genetic factors, and immune components.

TNF	Tumor necrosis factor, a protein involved in inflammation.
Toxicity	A condition that results from exposure to a poison or to poisonous amounts of a substance that does not cause side effects in smaller amounts but can exert harmful side effects in large doses.
Xenografts	Grafts of tissue that have been transplanted between animals of different species.

All references in this document to "we", "us", "our" or similar terms means AnorMED Inc.

Appendix A

AnorMED Inc.

Audit Committee Mandate

1.

The committee will consist of at least three independent directors, all of whom are financially literate. The members' terms of appointment will coincide with the terms of appointment of other board committees, and provide for continuity of membership, while at the same time allowing fresh perspectives to be added.

2.

The committee will meet as requested, but at least once per quarter. Special meetings will be authorized at the request of any member of the committee or at the request of external or internal auditors. The external auditors will be informed about, and will participate in, the committee meetings as deemed appropriate by the Chairman of the Audit Committee. Provision will be made to meet privately with management and with the external auditors, at least once per quarter

3.

The full Board will be kept informed of the committee's activities by a report at each regular meeting of the board.

4.

The committee will review all published financial statements that require approval by the Board of Directors. These will include interim statements, year-end audited statements, statements in prospectuses and other offering memoranda and statements required by regulatory authorities.

5.

The committee will review any report of management including the Management's Discussion and Analysis that accompanies published financial statements (to the extent such a report discusses the financial positions or operating results) for consistency of disclosure with the financial statements themselves.

6.

The committee is directly responsible for overseeing the external auditors, and recommends to the Board of Directors and Shareholders on the appointment and retention of the external auditors and to the Board of Directors alone for the auditor's compensation.

7.

The committee will review the audit plans of external auditors, and will enquire as to the extent the planned scope can be relied upon to detect weaknesses in internal control or fraud or other illegal acts. Any significant recommendations made by the auditors for the strengthening of internal controls will be reviewed.

8.

The committee will assess Management's programs and policies regarding the adequacy and effectiveness of internal controls over the accounting and financial reporting systems within the company. Particular emphasis will be placed on controls over computerized systems and the Company's Disclosure Guidelines.

9.

The committee will ensure that the Company has a published Code of Ethics that covers financial matters, and will monitor the application of that Code. The Corporate Governance Committee will be responsible for ensuring the functioning of a confidential complaints process for employees, through the corporate Ombudsman; the Ombudsman will deal directly with the Chair of the Audit Committee on 'financial' complaints.

10.

The committee will assure themselves of the independence of the external auditors and review in advance, the appropriateness of all significant non-audit services to be performed by the Auditors of the Company outside of pre-approved service guidelines.

11.

The committee will review the results of the external audit, any changes in accounting practices or policies and the financial statement impact thereof. In addition, the committee will review the selection, application and disclosure of critical accounting policies, and the ramifications of alternative treatments, as well as any accruals, provisions or estimates that have a significant effect upon the financial statements, and other sensitive matters such as disclosure of related party transactions.

12.

The committee will review with Management, the external auditors and if necessary with legal counsel, any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the Company, and the manner in which these matters have been disclosed in the financial statements.

13.

The committee will consider any other matter, which in its judgment should be taken into account in reaching its recommendation to the Board of Directors concerning the approval of the financial statements.